UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
May 4, 2007
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Management’s discussion and analysis
Consolidated Financial Statements (unaudited)
Notes
Quarterly summary
Supervisory Board and Managing Board changes
Financial calendar
Signatures
Introduction
     Effective with the first quarter of fiscal 2007, Siemens prepares its primary financial reporting according to International Financial Reporting Standards (IFRS). For fiscal year end 2006, our primary financial reporting was still under United States Generally Accepted Accounting Principles (U.S. GAAP). In addition, we published our first IFRS Consolidated Financial Statements as supplemental information in December 2006. We generally prepare the Interim Report as an update of our Annual Report, with a focus on the current period. The supplemental IFRS Consolidated Financial Statements serve as a basis for our primary IFRS reporting beginning with the first quarter of fiscal 2007 and as such, the Interim Report should be read in conjunction with these IFRS Consolidated Financial Statements and our Annual Report.

Key figures (1)

	2nd quarter (2)		first six months (3)
(in millions of €, except where otherwise stated)	2007	2006	2007	2006

Income from continuing operations	1,396	897	2,110	1,504
Income from discontinued operations, net of income taxes	(137)	26	(63)	358
Net income	1,259	923	2,047	1,862
attributable to:
Minority interest	63	50	112	103
Shareholders of Siemens AG	1,196	873	1,935	1,759

Earnings per share from continuing operations (4)	1.50	0.95	2.26	1.60
(in euros)
Earnings per share from discontinued operations (4)	(0.16)	0.03	(0.09)	0.38
(in euros)
Earnings per share (4)	1.34	0.98	2.17	1.98
(in euros)

Net cash from operating and investing activities (5)	(901)	538	(2,061)	(186)
therein: Net cash provided by operating activities	3,582	1,246	3,881	1,732
Net cash used in investing activities	(4,483)	(708)	(5,942)	(1,918)

Group profit from Operations (5)	1,964	1,314	3,595	2,391

New orders (5)	23,469	21,529	48,051	45,196

Revenue (5)	20,626	18,824	39,694	36,800

	March 31, 2007		September 30, 2006
	Continuing		Continuing
	operations	Total (6)	operations	Total (6)

Employees (in thousands)	436	487	424	475
Germany	144	162	143	161
International	292	325	281	314

(1)	Unaudited, focused on continuing operations. (Discontinued operations consist of carrier networks, enterprise networks and mobile devices activities).
(2)	January 1 — March 31, 2007 and 2006, respectively.
(3)	October 1, 2006 and 2005 — March 31, 2007 and 2006, respectively.
(4)	Earnings per share — basic, attributable to shareholders of Siemens AG.
(5)	Continuing operations.
(6)	Continuing and discontinued operations.
Note: “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information.”

Management’s discussion and analysis

Overview of financial results for the second quarter of fiscal 2007
•	Siemens successfully concluded its Fit4More program by achieving the profitability, growth and portfolio goals planned for April 2007.

•	All Groups reached or exceeded their target earnings margins.

•	Group profit from Operations rose 49% year-over-year, to €1.964 billion.

•	Income from continuing operations climbed 56%, to €1.396 billion.

•	Net income rose 36%, to €1.259 billion.

•	Revenue rose 10%, to €20.626 billion and orders increased 9% to €23.469 billion. Excluding currency translation and portfolio effects, revenue rose 13% and orders increased 11%.

•	On a continuing basis, operating and investing activities used net cash of €901 million in the second quarter, including a €3.8 billion cash payment for the diagnostics division of Bayer Aktiengesellschaft. A year earlier, operating and investing activities provided net cash of €538 million.
     We believe that Siemens’ financial performance in the second quarter is the result of successfully executing our Fit4More program. We significantly strengthened our strongest businesses, better aligned the Company to take full advantage of global demographic and urbanization trends, and reached or exceeded our margin targets at all Groups. Together these accomplishments are enabling Siemens to outgrow the economy at a higher level of profitability.
     Going forward, we believe that Siemens can do even better. So we are introducing a new program, ‘Fit for 2010,’ with ambitious goals for growth, capital efficiency, and cash conversion at the corporate level, and with higher margin ranges at a majority of our Groups. We look forward to maintaining the operating momentum we have built up in the first half of the fiscal year.
     In the second quarter of fiscal 2007, ended March 31, 2007, Siemens’ net income rose to €1.259 billion, an increase of 36% compared to €923 million in the second quarter a year earlier. Basic earnings per share rose to €1.34 from €0.98 in the prior-year quarter, and diluted earnings per share increased to €1.28 from €0.98 a year earlier. Income from continuing operations was €1.396 billion, an increase of 56% compared to €897 million in the same period a year earlier. Basic earnings per share on a continuing basis rose to €1.50 from €0.95 in the prior-year quarter, and diluted earnings per share increased to €1.44 from €0.95 a year earlier. Discontinued operations reduced net income by €137 million in the second quarter, due primarily to an impairment at the enterprise networks business formerly included in Communications (Com). A year earlier, discontinued operations contributed €26 million to net income in the second quarter.
     The dominant driver of income growth was Group profit from Operations, which rose 49% year-over-year, to €1.964 billion. Every Group in Operations reached or exceeded its target Group profit margin in the second quarter and a majority delivered strong double-digit profit growth compared to the same period a year earlier. Automation and Drives (A&D) and Power Transmission and Distribution (PTD) hit new highs in quarterly Group profit on an absolute basis. Other leading earnings contributors included Medical Solutions (Med), Power Generation (PG), Siemens VDO Automotive (SV) and Osram. Improvement in Group profit from Operations year-over-year also included a positive result at Siemens Business Services (SBS), which posted a significant loss in the prior-year period primarily due to substantial severance charges.
     Net income growth also benefited from the other two components of Siemens. Financing and Real Estate activities earned €179 million in income before income tax compared to €71 million in the second quarter a year earlier. Corporate Treasury activities contributed €31 million, compared to a negative €230 million a year ago. The difference relates primarily to a cash settlement option on a convertible bond, which resulted in a €257 million negative effect in the prior-year quarter.

     In a favorable macroeconomic environment, Siemens’ strengthened business portfolio generated substantial volume growth compared to the prior-year quarter. Revenue increased 10% year-over-year, to €20.626 billion, and orders of €23.469 billion were up 9% compared to the prior-year quarter. Excluding currency translation and portfolio effects, second-quarter revenue rose 13% and orders climbed 11%. Europe excluding Germany was the primary driver of revenue growth, with a 16% increase. Germany expanded by 6%. Order growth was more balanced regionally, with double-digit increases in Europe, Asia-Pacific and the Americas. A&D, Med, PG and PTD all delivered strong revenue and order growth to go along with their margin strength and substantial contributions to Group profit.
     On a continuing basis, operating and investing activities within Operations in the second quarter used €1.921 billion in cash compared to cash provided of €269 million in the same period a year earlier. The current period included an approximately €3.8 billion cash payment for the diagnostics division of Bayer Aktiengesellschaft (Bayer). Within Financing and Real Estate and Corporate Treasury activities, net cash provided by operating and investing activities in the second quarter was €1.020 billion compared to €269 million in the prior-year quarter. The difference was due primarily to lower receivables at Siemens Financial Services (SFS), including substantial receivables related to telecommunications carrier activities. For Siemens on a continuing basis, operating and investing activities used net cash of €901 million compared to net cash provided of €538 million in the same period a year earlier.
     As planned, we brought the Fit4More strategic program to a successful close in the second quarter. In addition to reaching or exceeding target margins throughout Operations and at SFS, we also achieved Fit4More’s April 2007 growth and portfolio goals. To deliver top-line growth at twice the rate of global expansion in gross domestic product (“2X global GDP”), we continued to invest for organic growth while making major acquisitions at our largest and most profitable Groups. For example, A&D increased its capabilities in large drives, gears, and software, PG added wind power and other clean energy offerings, and Med acquired a world-class in vitro diagnostics business.
     Fit4More further focused the Company’s business portfolio activities by reorienting the Information and Communications (I&C) businesses and Logistics and Assembly (L&A) Systems Group. Among the notable results is a telecommunications infrastructure joint venture with Nokia Corporation (Nokia), called Nokia Siemens Networks B.V. (NSN). This joint venture launched its operations on April 1, 2007. We divested or discontinued other businesses, including the enterprise networks business which is held for sale.
Results of Siemens
Results of Siemens — Second quarter of fiscal 2007 compared to second quarter of fiscal 2006
     The following discussion presents selected information for Siemens for the second quarter:

	March 31,
(€ in millions)	2007	2006

New orders	23,469	21,529
New orders in Germany	3,826	3,659
New international orders	19,643	17,870
Revenue	20,626	18,824
Revenue in Germany	3,860	3,641
International revenue	16,766	15,183
     Revenue in the second quarter was €20.626 billion, a 10% increase from €18.824 billion in the prior-year period. Orders were €23.469 billion, 9% higher than €21.529 billion a year earlier. On an organic basis, excluding currency translation effects and the net effect of acquisitions and dispositions, revenue climbed 13% and orders rose 11%.

     International revenue and orders for the second quarter both rose 10% year-over-year, to €16.766 billion and €19.643 billion, respectively. In Germany, revenue increased 6% in the current period, to €3.860 billion, and orders grew 5% year-over-year, to €3.826 billion. On a regional basis, Europe excluding Germany was the strongest contributor to volume growth, with revenue rising 16%, to €6.795 billion, and orders climbing 19%, to €8.105 billion. Asia-Pacific revenue grew 8%, to €2.892 billion, and orders rose 19%, to €3.396 billion. India generated high double-digit growth rates for both revenue and orders, while China balanced an 11% decline in revenue with 18% order growth compared to the prior-year period. In the Americas, revenue of €5.376 billion and orders of €6.332 billion were 1% and 12% higher, respectively, than in the second quarter a year ago. Excluding currency translation and portfolio effects, revenue and orders in the region were up 7% and 19%. The Middle East/Africa/Commonwealth of Independent States (CIS) region contributed €1.703 billion to revenue in the second quarter, a 30% increase year-over-year. Order volume was higher than revenue, at €1.810 billion, but came in 29% lower than the prior-year level which included a higher number of large orders.

	March 31,
(€ in millions)	2007	2006

Gross profit	5,661	4,776
as percentage of revenue	27.4%	25.4%
     Gross profit increased 19% year-over-year to €5.661 billion in the second quarter, rising nearly twice as fast as revenue over the same period. All Groups increased their gross profit, with the highest total increases coming from Med, A&D and PG. The gross profit margin climbed to 27.4% in the second quarter compared to 25.4% a year earlier.

	March 31,
(€ in millions)	2007	2006

Research and development expenses	(874)	(857)
as percentage of sales	4.2%	4.6%
Marketing, selling and general administrative expenses	(3,108)	(3,104)
as percentage of sales	15.1%	16.5%
Other operating income	112	194
Other operating expense	(163)	(35)
Income from investments accounted for using, the equity method, net	190	197
Financial income (expense), net	14	(37)
     Research and development expenses increased year-over-year, but fell as a percent of sales at most Groups as revenue grew much faster. Marketing, selling and general administrative expenses showed a similar development, remaining stable compared to the prior-year period but declining as a percent of sales, including a positive development at SBS, reflecting an improved cost position and substantial severance charges in the prior year. Other operating income decreased compared to the second quarter a year earlier, which included a positive effect from the settlement of an arbitration proceeding. In the second quarter of fiscal 2007, other operating expense included a €52 million goodwill impairment at a regional payphone unit. Financial income (expense), net in the current quarter was positive and included higher interest expense, lower income associated with asset retirement obligations, and lower income from available-for-sale financial assets compared to the same quarter a year earlier. Financial income (expense), net was negative in the prior-year period due primarily to a €257 million negative effect related to mark-to-market valuation of a cash settlement option associated with the €2.5 billion convertible bond Siemens issued in 2003. Siemens irrevocably waived this option in the third quarter of fiscal 2006, effectively eliminating subsequent earnings effects.

	March 31,
(€ in millions)	2007	2006

Income from continuing operations before income taxes	1,832	1,134
Income taxes	(436)	(237)
as percentage of income from continuing operations before income taxes	24%	21%
Income from continuing operations	1,396	897
Income (loss) from discontinued operations, net of income taxes	(137)	26
Net income	1,259	923
Net income attributable to Minority interest	63	50
Net income attributable to Shareholders of Siemens AG	1,196	873

     In the second quarter, income from continuing operations before income taxes rose 62%, to €1.832 billion. This rapid income growth year-over-year was driven by a significant increase in Group profit from Operations. All Groups reached or exceeded their target profit margins, and a majority of Groups in Operations delivered strong double-digit increases in Group profit. In addition, SBS posted a positive Group profit compared to a substantial loss in the prior-year period. The income tax rate was higher in the current period, at 24% compared to 21% a year earlier. While both periods under review included beneficial tax effects, the second quarter of fiscal 2006 benefited from a higher positive tax effect due to an income tax free gain from the sale of the Company’s interest in SMS Demag AG. Income from continuing operations in the second quarter grew 56% year-over-year, to €1.396 billion. Discontinued operations posted a loss, net of income taxes of €137 million, primarily due to a €148 million impairment at the enterprise networks business formerly included in Com. A year earlier, discontinued operations earned income, net of income taxes of €26 million in the second quarter. Net income of €1.259 billion in the current quarter was 36% higher than in the second quarter a year earlier, and net income attributable to shareholders of Siemens AG was €1.196 billion, up 37% compared to the prior-year period.
Results of Siemens — First six months of fiscal 2007 compared to first six months of fiscal 2006
     The following discussion presents selected information for Siemens for the first six months:

	March 31,
(€ in millions)	2007	2006

New orders	48,051	45,196
New orders in Germany	8,697	8,247
New international orders	39,354	36,949
Revenue	39,694	36,800
Revenue in Germany	7,760	7,449
International revenue	31,934	29,351
     In the first six months of fiscal 2007, revenue was €39.694 billion, an 8% increase from €36.800 billion in the prior-year period. Orders of €48.051 billion were up 6% from €45.196 billion a year earlier. Excluding currency translation effects and the net effect of acquisitions and dispositions, revenue rose 12% and orders climbed 9%.
     International revenue for the first six months rose 9% year-over-year, to €31.934 billion, and orders for the first six months grew 7%, to €39.354 billion. In Germany, revenue for the first half-year was up 4%, at €7.760 billion, and orders increased 5%, to €8.697 billion. On a regional basis, Europe excluding Germany was the strongest contributor to international volume growth, with revenue climbing 10%, to €12.733 billion, and orders rising 13%, to €15.911 billion. Both revenue and orders grew in the Americas as well, where first-half revenue of €10.324 billion was up 3% and orders of €12.716 billion came in 14% above the prior-year level. Adjusting for currency translation and portfolio effects, revenue and orders in the Americas were up 11% and 23%, respectively.
     While revenue in Asia-Pacific for the first six months grew 11%, to €5.589 billion, orders of €6.488 billion came in 7% lower. Both developments stemmed from a high level of orders in Asia-Pacific in prior periods. This was particularly evident in China, where revenue of €1.949 billion for the first half was 4% higher than the prior-year level, but orders of €2.209 billion were 21% lower than a year earlier. The Africa/Middle East/CIS region shared a similar development in the first half. Though orders of €4.239 billion were substantially higher than revenue of €3.288 billion, revenue was up 22% year-over-year and orders were 10% below the level of the prior-year period.

	March 31,
(€ in millions)	2007	2006

Gross profit	10,466	9,298
as percentage of revenue	26.4%	25.3%

     Gross profit for the first six months increased by 13% year-over-year, rising faster than revenue growth of 8%. Most Groups increased their gross profit, with leading increases at Med, A&D, SBS, PG and PTD. The gross profit margin for the first half of fiscal 2007 was 26.4% compared to 25.3% a year earlier.

	March 31,
(€ in millions)	2007	2006

Research and development expenses	(1,655)	(1,648)
as percentage of sales	4.2%	4.5%
Marketing, selling and general administrative expenses	(5,951)	(6,110)
as percentage of sales	15.0%	16.6%
Other operating income	340	394
Other operating expense	(662)	(69)
Income from investments accounted for using, the equity method, net	350	339
Financial income (expense), net	9	(299)
     Research and development expenses were nearly unchanged year-over-year but declined to 4.2% of revenue. Marketing, selling and general administrative expenses were lower, including a positive development at SBS, reflecting an improved cost position and substantial severance charges in the prior year. These expenses also declined as a percent of revenue, to 15.0% from 16.6% in the prior-year period. Other operating income was higher in the prior-year period, which benefited from the settlement of an arbitration proceeding mentioned earlier as well as from higher gains on sale of real estate. The current period included a gain on the sale of a locomotive leasing business at TS. Other operating expense in the first half was substantially higher than in the same period a year earlier, primarily due to a penalty of €423 million imposed by the European Commission following its investigation of past anti-competitive behavior by providers of gas-isolated switchgear and €50 million primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG. The current period also includes the €52 million goodwill impairment at a regional payphone unit mentioned earlier. Financial income (expense), net for the first six months was a positive €9 million, and included higher interest expense, lower income associated with asset retirement obligations, and lower income from available-for-sale financial assets compared to the prior-year period. A year earlier, financial income (expense), net for the first half was a negative €299 million due primarily to a €572 million negative impact from the convertible bond option mentioned above.

	March 31,
(€ in millions)	2007	2006

Income from continuing operations before income taxes	2,897	1,905
Income taxes	(787)	(401)
as percentage of income from continuing operations before income taxes	27%	21%
Income from continuing operations	2,110	1,504
Income (loss) from discontinued operations, net of income taxes	(63)	358
Net income	2,047	1,862
Net income attributable to Minority interest	112	103
Net income attributable to Shareholders of Siemens AG	1,935	1,759
     In the first six months of fiscal 2007, income from continuing operations before income taxes rose by 52% to €2.897 billion. Group profit from Operations was the primary driver of growth in income from continuing operations compared to the first half a year earlier. Higher revenues and margins at a majority of the Groups took Group profit from Operations up significantly year-over-year. The change year-over-year was positively influenced by developments at SBS as well, where €363 million in severance charges resulted in a significant loss for the prior-year period but helped the Group to return to profitability in the first half of fiscal 2007. The income tax rate for the first six months increased from 21% a year earlier to 27%. The major factor in this increase relates to the €423 million penalty mentioned above, which was not tax-deductible. As a result, income from continuing operations in the first quarter of €2.110 billion was 40% higher than in the prior-year period. Discontinued operations, net of income taxes lost €63 million in the first half, compared to income of €358 million in the same period of the prior year. The current period includes the €148 million impairment mentioned earlier. The prior-year period benefited from a €356 million gain on the sale of shares in Juniper Networks, Inc. (Juniper), partially offset by €164 million in severance charges. Net income for the first half rose 10% year-over-year, to €2.047 billion, and net income attributable to shareholders of Siemens AG was also 10% higher, at €1.935 billion.

Portfolio Activities
     On January 2, 2007, Siemens completed the acquisition of the diagnostics division of Bayer. The acquisition, which was consolidated as of January 2007, will be integrated into Med together with the recently acquired Diagnostic Products Corporation (DPC). The Bayer diagnostics division will enable Siemens to expand its position in the growing molecular diagnostics market. The estimated purchase price, payable in cash, amounts to €4.4 billion (including €180 million cash acquired). The Company has not yet finalized the purchase price allocation.
     On January 24, 2007, Siemens signed an agreement to acquire U.S.-based UGS Corp. (UGS), one of the leading providers of product lifecycle management (PLM) software and services for manufacturers, from its current owners Bain Capital Partners, L.L.C., Silver Lake Technology Management, L.L.C. and Warburg Pincus, L.L.C. The aggregate consideration for UGS, including the assumption of debt, amounts to approximately U.S.$3.5 billion (approximately €2.6 billion). The acquisition of UGS will enable A&D to provide an end-to-end software and hardware portfolio for manufacturers encompassing the complete lifecycle of products and production facilities. The transaction is expected to close at the beginning of May 2007.
     On January 24, 2007, Siemens announced that it plans an initial public offering (IPO) of a minority of shares in SV. The Company will also review offers and indicative bids for a trade sale, if these are deemed to be a beneficial option as compared to an IPO.
     In June 2006, Siemens and Nokia announced an agreement to contribute the carrier-related operations of Siemens and the Networks Business Group of Nokia into a new company, NSN, in exchange for shares in NSN. Siemens and Nokia will each own an economic share of approximately 50% of NSN. Siemens will account for its investment in NSN using the equity method. The transaction closed at the beginning of April 2007 (see also “Subsequent event”). Siemens expects to realize a significant non-cash gain on this transaction.
     For a detailed discussion of our acquisitions and dispositions, see “Notes to Consolidated Financial Statements.”
Segment information analysis
Operations
Information and Communications
Siemens Business Services (SBS)

	Second Quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**

Group profit	63	(199)			87	(431)
Group profit margin	5.2%	(14.3)%			3.6%	(15.4)%

Revenue	1,206	1,393	(13)%	5%	2,386	2,799	(15)%	5%
New orders	964	1,360	(29)%	(14)%	2,181	2,865	(24)%	(2)%

*	Excluding currency translation effects of (1)% on revenue and orders, and portfolio effects of (17)% and (14)% on revenue and orders, respectively.

**	Excluding currency translation effects of (1)% on revenue and orders, and portfolio effects of (19)% and (21)% on revenue and orders, respectively.
     SBS posted Group profit of €63 million on revenue of €1.206 billion in the second quarter. A year earlier, the Group’s second-quarter result included substantial severance charges. SBS recorded no major orders during the quarter, and both revenue and orders were reduced by divestment of the Product Related Services (PRS) division between the periods under review.

     For the first half of fiscal 2007, Group profit at SBS was €87 million. The change year-over-year was due primarily to €363 million in severance charges in the first six months a year earlier, which resulted in a significant loss for the prior-year period but helped the Group to return to profitability in the current period. Revenue and orders came in lower year-over-year due primarily to the PRS divestment and more selective order intake.
     Beginning in the third quarter of fiscal 2007, SBS will join with other Siemens corporate IT activities worldwide to form a new Group called Siemens IT Solutions and Services (SIS).
Automation and Control
Automation and Drives (A&D)

	Second Quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**

Group profit	526	385	37%		976	744	31%
Group profit margin	14.2%	12.0%			13.7%	12.1%

Revenue	3,711	3,205	16%	18%	7,101	6,173	15%	17%
New orders	4,154	3,520	18%	20%	8,173	7,202	13%	15%

*	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 1% on revenue and orders.

**	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 1% on revenue and orders.
     A&D’s second-quarter Group profit grew 37% year-over-year, to a new high of €526 million. Orders climbed 18% compared to the prior-year period, to €4.154 billion, and revenue grew 16%, to €3.711 billion. A&D’s results for the quarter showed good balance both on a regional level and among the divisions. During the current quarter, A&D announced an agreement to acquire UGS, a leading supplier of product lifecycle management software.
     In the first six months of fiscal 2007, A&D delivered €976 million in Group profit, a 31% increase compared to the same period a year earlier. The Group’s increase in revenue and orders was well distributed geographically, with strong growth in all major regions of the world including organic double-digit growth in Germany. A&D’s largest divisions all increased their revenue, orders and earnings for the first half compared to the same period a year earlier.
     The Group expects to complete the UGS acquisition for an aggregate consideration of approximately U.S.$3.5 billion (€2.6 billion) at the beginning of May 2007 and to incur acquisition-related costs.
Industrial Solutions and Services (I&S)

	Second Quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**

Group profit	100	81	23%		190	145	31%
Group profit margin	4.6%	3.8%			4.5%	3.5%

Revenue	2,172	2,132	2%	5%	4,245	4,110	3%	5%
New orders	2,434	2,447	(1)%	0%	5,491	5,152	7%	8%

*	Excluding currency translation effects of (3)% and (4)% on revenue and orders, respectively, and portfolio effects of 3% on orders.

**	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 1% and 2% on revenue and orders, respectively.
     I&S raised its second-quarter Group profit to €100 million, a 23% increase compared to the prior-year period led by higher earnings and margins in the Industrial Services and Metal Technologies divisions. Revenue for the quarter rose to €2.172 billion, and orders were basically stable at €2.434 billion.

     Group profit at I&S for the first half of the fiscal year was up 31%, at €190 million, as most of the Group’s divisions increased their earnings year-over-year, with the strongest contributions coming from Metal Technologies and Industrial Services. Revenue rose 3% to €4.245 billion and orders grew 7% to €5.491 billion. On a geographic basis, the Group’s volume growth was highlighted by solid increases in Germany, a substantial rise in revenue in Europe, and strong order growth in the Americas.
Siemens Building Technologies (SBT)

	Second Quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**

Group profit	100	54	85%		172	110	56%
Group profit margin	7.5%	4.6%			6.8%	4.8%

Revenue	1,335	1,169	14%	19%	2,548	2,271	12%	16%
New orders	1,364	1,318	3%	8%	2,750	2,691	2%	5%

*	Excluding currency translation effects of (5)% on revenue and orders.

**	Excluding currency translation effects of (5)% and (4)% on revenue and orders, respectively, and portfolio effects of 1% on revenue and orders.
     SBT’s Group profit for the second quarter climbed 85% year-over-year, to €100 million, as all divisions within the Group increased their earnings. Second-quarter revenue rose 14%, to €1.335 billion, and orders of €1.364 billion were up 3% compared to the prior-year period.
     First-half Group profit at SBT climbed 56%, to €172 million, on Group-wide earnings increases. Orders grew by 2% to €2.750 billion in the first half of fiscal 2007, while revenue rose 12% to €2.548 billion on good regional balance.
Power
Power Generation (PG)

	Second Quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**

Group profit	330	260	27%		499	438	14%
Group profit margin	10.7%	10.6%			8.6%	9.7%

Revenue	3,072	2,453	25%	26%	5,798	4,527	28%	28%
New orders	5,017	3,259	54%	54%	10,034	7,319	37%	38%

*	Excluding currency translation effects of (4)% and (5)% on revenue and orders, respectively, and portfolio effects of 3% and 5% on revenue and orders, respectively.

**	Excluding currency translation effects of (4)% and (5)% on revenue and orders, respectively, and portfolio effects of 4% on revenue and orders.
     PG generated €330 million in Group profit in the second quarter, a 27% rise compared to the prior-year period. Revenue rose 25%, to €3.072 billion, as PG fulfilled strong demand for fossil, wind, and industrial power systems. Order growth was even more robust, with new contract wins totalling €5.017 billion in the quarter. Highlights included an order for two offshore wind farms in Europe, large fossil power generation systems in Europe and the U.S., and significant demand for maintenance service for new and existing fossil power systems.

     Group profit at PG for the first six months was €499 million, up 14% compared to the first six months a year earlier. All divisions within PG contributed higher earnings on rising revenues and orders. These positive operating developments were partly offset by negative effects on Group profit and earnings margin, including charges related to cost overruns and delays on a major project in Finland, predominantly incurred in the previous quarter and lower equity earnings from joint ventures compared to the first half a year earlier. The prior-year period included an adverse result in arbitration related to a turnkey project in the Philippines partly offset by cancellation gains. Revenue for PG rose 28%, to €5.798 billion, while strong demand across PG’s fossil, industrial and wind businesses pushed orders up 37% for the first half, to €10.034 billion. On a geographic basis all major regions contributed double-digit revenue growth. An exceptionally high number of major new contracts in Europe and the Americas fueled the rapid rise in orders compared to the prior-year first half.
Power Transmission and Distribution (PTD)

	Second Quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**

Group profit	143	77	86%		273	159	72%
Group profit margin	8.1%	5.1%			7.8%	5.4%

Revenue	1,756	1,496	17%	22%	3,484	2,952	18%	23%
New orders	2,476	1,797	38%	43%	5,622	4,270	32%	38%

*	Excluding currency translation effects of (5)% on revenue and orders.

**	Excluding currency translation effects of (5)% and (6)% on revenue and orders, respectively.
     PTD delivered Group profit of €143 million, up 86% compared to the second quarter a year earlier, as the Group significantly increased capacity utilization on expanded business volume. As with Group profit, revenue and orders in the current quarter rose on a Group-wide basis. Revenue climbed 17% year-over-year, to €1.756 billion. Orders surged 38%, to €2.476 billion, including major orders in Asia-Pacific and the Middle East.
     For the first half of the fiscal year, PTD’s Group profit rose 72% compared to the prior-year period, on Group-wide earnings increases. With all divisions contributing to top-line growth, PTD’s revenues in the current period were up 18% year-over-year, at €3.484 billion, and orders were 32% higher, to €5.622 billion. Revenue growth was fastest in the Middle East/Africa/ CIS, the Americas and Germany. Order growth showed even better regional balance, with most major regions delivering strong double-digit increases year-over-year.
Transportation
Transportation Systems (TS)

	Second Quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**

Group profit	58	19	205%		105	36	192%
Group profit margin	5.0%	1.9%			4.7%	1.7%

Revenue	1,161	1,001	16%	19%	2,234	2,061	8%	11%
New orders	714	1,803	(60)%	(58)%	1,933	3,880	(50)%	(49)%

*	Excluding currency translation effects of (1)% on revenue, and portfolio effects of (2)% on revenue and orders.

**	Excluding currency translation effects of (1)% on revenue, and portfolio effects of (2)% and (1)% on revenue and orders, respectively.
     TS recorded Group profit of €58 million compared to €19 million in the second quarter a year earlier. Revenue rose 16% year-over-year, to €1.161 billion, while orders of €714 million included a low number of major new contracts.

     First-half Group profit for TS rose to €105 million. While the Group realized a net gain of €76 million on the sale of its locomotive leasing business, the gain was largely offset by charges related to major projects. Revenue rose 8%, to €2.234 billion, as TS converted the high number of larger orders from the prior-year period into current business. While the prior-year period included strong demand for trains, in the current period major orders were less numerous, resulting in the decrease to €1.933 billion in orders.
Siemens VDO Automotive (SV)

	Second Quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**

Group profit	169	178	(5)%		315	334	(6)%
Group profit margin	6.3%	6.8%			6.2%	6.6%

Revenue	2,687	2,615	3%	4%	5,105	5,063	1%	2%
New orders	2,678	2,612	3%	4%	5,092	5,060	1%	2%

*	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 2% on revenue and orders.

**	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 2% on revenue and orders.
     In the second quarter of fiscal 2007, SV was again among Siemens’ earnings leaders, with €169 million in Group profit. A year earlier, the Group posted a higher Group profit and profit margin due to a gain on the sale of an investment. Revenue and orders for the quarter rose 3% year-over-year, to €2.687 billion and €2.678 billion, respectively.
     Group profit was €315 million at SV for the first six months of the fiscal year. A year earlier, Group profit for the first six months benefited from gains on sales of investments related to joint ventures. Revenue and orders in the current period rose to €5.105 billion and €5.092 billion, respectively.
Medical
Medical Solutions (Med)

	Second Quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**

Group profit	332	260	28%		636	503	26%
Group profit margin	13.4%	12.7%			13.9%	12.5%

Revenue	2,470	2,047	21%	4%	4,572	4,031	13%	5%
New orders	2,544	2,096	21%	5%	4,755	4,252	12%	4%

*	Excluding currency translation effects of (7)% on revenue and orders, and portfolio effects of 24% and 23% on revenue and orders, respectively.

**	Excluding currency translation effects of (7)% and (6)% on revenue and orders, respectively, and portfolio effects of 15% and 14% on revenue and orders, respectively.
     Med’s second-quarter Group profit climbed 28% year-over-year, to €332 million. The increase is partly attributable to earnings from the Group’s Diagnostics division, which Med formed between the periods under review by acquiring DPC and the diagnostics division of Bayer. Group profit benefited also from divestments as well as from the sale of a portion of Med’s stake in a joint venture, Draeger Medical AG & Co. KG (Draeger Medical). These gains offset purchase price accounting effects and integration costs associated with the acquisitions. Revenue and orders rose to €2.470 billion and €2.544 billion, respectively, including substantial new volume from the Diagnostics division.

     For the first half of the fiscal year, Group profit at Med rose to €636 million, compared to €503 million in the prior-year period. The increase is attributable to continued strength in diagnostics imaging solutions, the contribution of the acquisitions mentioned above and gains on divestments, including a stake in the Group’s Draeger Medical joint venture. Consolidation of the acquisitions had a major impact on Med’s top-line growth as well, as it brought significant new volume that helped raise revenue 13%, to €4.572 billion, and increase orders 12%, to €4.755 billion.
Lighting
Osram

	Second Quarter				Six months ended March 31,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**

Group profit	125	138	(9)%		248	259	(4)%
Group profit margin	10.5%	11.4%			10.5%	11.0%

Revenue	1,189	1,206	(1)%	4%	2,363	2,364	(0)%	5%
New orders	1,189	1,206	(1)%	4%	2,363	2,364	(0)%	5%

*	Excluding currency translation effects of (5)% on revenue and orders.

**	Excluding currency translation effects of (5)% on revenue and orders.
     Osram posted Group profit of €125 million in the second quarter on revenue of €1.189 billion. The Group’s results in the quarter reflect negative currency effects arising from the strength of the euro.
     First-half Group profit at Osram was €248 million, also reflecting the negative currency effects noted above. Revenue and orders remained stable year-over-year.
Strategic Equity Investments (SEI)
     Strategic Equity Investments (SEI) in the second quarter consisted of BSH Bosch und Siemens Hausgeräte GmbH (BSH) and Fujitsu Siemens Computers (Holding) BV. These joint ventures were included within Other Operations in the prior-year quarter. In the second quarter of fiscal 2007, SEI earnings were primarily attributable to BSH, and rose to €99 million from €55 million in the same period a year earlier. For the first half of the fiscal year, SEI delivered €151 million in earnings, compared to €101 million in the prior-year period, again primarily due to BSH. Beginning in the third quarter, SEI will include Siemens’ investment of the NSN joint venture with Nokia.
Other Operations
     Other Operations consist of centrally held operating businesses not related to a Group, including Siemens Home and Office Communication Devices (SHC). Group profit from Other Operations in the second quarter was a negative €81 million, primarily due to a €52 million goodwill impairment at a regional payphone unit. A year earlier, Other Operations posted Group profit of €6 million in the second quarter. In the first half, Other Operations had a loss of €57 million compared to a loss of €7 million in the same period a year earlier. The change year-over-year was due to the same factors noted above for the second quarter.
Reconciliation to Financial Statements
     Reconciliation to financial statements includes various categories of items which are not allocated to the Groups because the Managing Board has determined that such items are not indicative of Group performance.

Corporate items, pensions and eliminations
     Corporate items, pensions and eliminations totaled a negative €189 million in the second quarter compared to a positive €72 million a year earlier. The change year-over-year is due primarily to effects in the prior-year quarter, including a €95 million gain on the sale of an investment as well as a positive effect related to the settlement of an arbitration proceeding. The current quarter includes €14 million in expenses for outside advisors whom Siemens has engaged in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. These expenses are expected to increase in coming quarters.
     In the first six months of fiscal 2007, Corporate items, pensions and eliminations totaled a negative €852 million compared to a negative €19 million in the first six months a year earlier. While the prior-year period benefited from the investment and arbitration effects noted above, the first six months of the current fiscal year included sharply higher expenses at Corporate items. These include the €423 million antitrust penalty mentioned earlier, effects related to commodity hedging activities not qualifying for hedge accounting, and €54 million primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG.
Other interest expense
     Other interest expense of Operations for the second quarter of fiscal 2007 was €153 million compared to interest expense of €93 million a year earlier, mainly due to increased intra-company financing of Operations by Corporate Treasury year-over-year. For the first half-year, other interest expense of Operations was €254 million, up from €178 million a year earlier.
Financing and Real Estate
Siemens Financial Services (SFS)

	Second Quarter			Six months ended March 31,
(€ in millions)	2007	2006	% Change	2007	2006	% Change

Income before income taxes	137	44	211%	220	122	80%

				March 31,	Sept. 30,
				2007	2006

Total assets				9,583	10,543	(9)%

     Income before income taxes at SFS was €137 million in the second quarter. Higher financial income included a special dividend resulting from divestment gains by a company in which SFS holds an equity position. For the first half, income before income taxes was €220 million, benefiting from the special dividend noted above as well as sales of shares by the Equity division. Total assets as of March 31, 2007 declined compared to the end of fiscal 2006, primarily due to a reduction in accounts receivable associated with carrier activities carved out of Com.

Siemens Real Estate (SRE)

	Second Quarter			Six months ended March 31,
(€ in millions)	2007	2006	% Change	2007	2006	% Change

Income before income taxes	42	27	56%	111	131	(15)%

Revenue	414	429	(3)%	835	840	(1)%

				March 31,	Sept. 30,
				2007	2006

Total assets				3,168	3,221	(2)%

     Income before income taxes at SRE was €42 million in the second quarter, in part due to lower vacancy charges compared to the prior-year period. For the first half of fiscal 2007, income before income taxes was €111 million, a decline from the first half a year earlier which included a higher level of real estate disposals.
Eliminations, reclassifications and Corporate Treasury
     Income before taxes from eliminations, reclassifications and Corporate Treasury in the second quarter was €31 million compared to a negative €230 million a year earlier. The difference resulted primarily from a negative €257 million effect under IFRS in the prior-year quarter, related to the convertible bond settlement option described earlier. In the current quarter, higher interest income from cash and cash equivalents and from intra-company financing was more than offset by higher interest expense associated with the issuance of bonds between the periods under review. In the first half of the fiscal year, income before taxes from eliminations, reclassifications and Corporate Treasury was a positive €77 million compared to a negative €542 million in the first half a year earlier, when negative effects from the convertible bond option totaled €572 million.
Liquidity, capital resources and capital requirements
Cash flow — First six months of fiscal 2007 compared to first six months of fiscal 2006
     The following discussion presents an analysis of Siemens’ cash flows for the six-month periods ended March 31, 2007 and 2006. The first table presents cash flow for continuing and discontinued operations. Discontinued operations include Siemens’ carrier-related operations and enterprise networks business as well as the Mobile Devices business. For further information on discontinued operations, see “Notes to Consolidated Financial Statements.” The second table focuses on cash flow from continuing operations for the components of Siemens.

					Continuing and
	Continuing operations		Discontinued operations		discontinued operations
	Six months ended March 31,
(€ in millions)	2007	2006	2007	2006	2007	2006

Net cash provided by (used in):
Operating activities	3,881	1,732	(1,464)	(485)	2,417	1,247
Investing activities	(5,942)	(1,918)	(252)	254	(6,194)	(1,664)
Net cash used in operating and investing activities	(2,061)	(186)	(1,716)	(231)	(3,777)	(417)
     Net cash used in operating and investing activities was €3.777 billion in the first six months of fiscal 2007, including €4.2 billion in cash used to acquire the diagnostics division of Bayer (for further information, see “Notes to the Consolidated Statements.”) A year earlier, net cash used was €417 million. Discontinued operations was another major factor in the difference year-over-year. In the current period, discontinued operations used net cash of €1.716 billion, including a build-up of net working capital, particularly receivables. In the prior-year period, discontinued operations used net cash of €231 million, benefiting from €465 million in proceeds from the Juniper share sales mentioned earlier. On a continuing basis, Siemens in the first six months of fiscal 2007 used €2.061 billion in net cash from operating and investing activities, compared to €186 million cash used in the same period a year earlier.

			SFS, SRE and
Continuing operations	Operations		Corporate Treasury *		Siemens
	Six months ended March 31,
(€ in millions)	2007	2006	2007	2006	2007	2006

Net cash provided by (used in):
Operating activities	2,173	865	1,708	867	3,881	1,732
Investing activities	(5,496)	(1,416)	(446)	(502)	(5,942)	(1,918)
Net cash provided by (used in) operating and investing activities	(3,323)	(551)	1,262	365	(2,061)	(186)

*	Also includes eliminations and reclassifications.
     Within Operations, net cash provided by operating activities was €2.173 billion in the first six months of fiscal 2007 compared to €865 million in net cash provided in the same period a year earlier. The increase year-over-year was due mainly to a significantly lower increase of net working capital compared to the prior-year period, particularly with regard to net inventories at I&S and PG. Within Corporate Treasury and Financing and Real Estate, operating activities provided net cash of €1.708 billion in the first six months of fiscal 2007 compared to net cash provided of €867 million a year earlier. The change year-over-year is due primarily to higher net cash inflows related to receivables at SFS. For Siemens as a whole, net cash provided by operating activities was €3.881 billion in the first six months of fiscal 2007 compared to €1.732 billion in the prior-year period.
     Net cash used in investing activities within Operations was €5.496 billion, significantly higher compared to €1.416 billion used in the first six months a year earlier. The difference is due primarily to the €4.2 billion Bayer’s diagnostics business acquisition at Med and cash used to acquire AG Kühnle, Kopp & Kausch at PG. Corporate Treasury, Financing and Real Estate used net cash in investing activities of €446 million compared to €502 million a year earlier. Siemens as a whole used net cash in investing activities of €5.942 billion in the first six months of fiscal 2007 compared to net cash used of €1.918 billion in the same period a year earlier.
     Financing activities in the first six months of fiscal 2007 provided net cash of €415 million compared to net cash used of €1.882 billion a year earlier. In the current period, changes in short-term debt provided net cash of €3.116 billion, mainly due to the issuance of commercial paper, while in the prior-year period the repayment of commercial paper programs contributed to a negative change in short-term debt of €1.105 billion. The net proceeds from the issuance of commercial paper in the current period were partly offset by cash used to repay the outstanding amounts on 5.5% euro-denominated bonds issued in fiscal 1997 and 2.5% Swiss franc-denominated bonds issued in fiscal 2001. Dividends paid to shareholders for fiscal 2006 amounted to €1.292 billion compared with dividends amounting to €1.201 billion paid in the prior-year period for fiscal 2005.
Capital resources and capital requirements
Ratings
     Siemens is currently rated by Standard & Poor’s ,,AA-.” On April 26, 2007 Standard & Poor’s changed the outlook from ,,negative” to ,,CreditWatch negative.” Moody’s Investors Service currently rates Siemens ,,Aa3 negative outlook” and made no rating change in the second quarter of fiscal 2007.
Equity
     In the six months ended March 31, 2007, 1,290,000 shares from Authorized Capital 2006 were issued to employees with respect to our employee share purchase program (for further information, see “Notes to the Consolidated Statements.”) As a result, common stock increased by approximately €4 million. In addition, in the six months ended March 31, 2007, common stock increased by approximately €12 million through the issuance of 3,839,359 shares from conditional capital to service the stock option plans.

     At the Annual Shareholders’ Meeting on January 25, 2007, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2.675 billion common stock outstanding on the date of the Annual Shareholders’ Meeting until July 24, 2008.
     In accordance with the resolution of the Annual Shareholders’ Meeting on January 25, 2007, Siemens AG management distributed €1.292 billion (€1.45 per share) of the fiscal 2006 earnings of Siemens AG as an ordinary dividend to its shareholders. The dividend was paid on January 26, 2007.
Debt
     The amount outstanding under the U.S.$ 5 billion Commercial Paper program was U.S.$2.7 billion (€2.0 billion) as of March 31, 2007. Under the €3 billion Commercial Paper program, the amount outstanding was €0.5 billion as of March 31, 2007. As of September 30, 2006, no commercial paper was outstanding.
     In January 2007, Siemens made use of its U.S.$ credit facility by drawing a U.S.$1 billion term loan (€0.8 billion).
     In the second quarter of fiscal 2007, Siemens redeemed a CHF250 million bond (€155 million) and a €991 million bond.
Guarantees
     For information on guarantees and other commitments, see “Note 11 to Consolidated Financial Statements.”
Pension plan funding
     At the end of the first six months of fiscal 2007, the combined funding status of Siemens’ principal pension plans showed an estimated underfunding of approximately €1.7 billion, compared to an underfunding of approximately €2.9 billion at the end of fiscal 2006. The improvement in funding status is primarily due to regular contributions and the actual return on plan assets. The effect of service and interest cost on the defined benefit obligation was offset by an increase in the discount rate assumption at March 31, 2007, reducing Siemens’ estimated defined benefit obligation. The negative impact of increases in interest rates on fixed income investments was more than offset by strong performance in equity markets resulting in an actual return on plan assets of €849 million during the first six months of fiscal 2007. This represents a 7.3% return on an annualized basis, compared to the expected annual return of 6.5%.
     The fair value of plan assets of Siemens’ principal funded pension plans as of March 31, 2007, was €24.5 billion, compared to €23.8 billion as of September 30, 2006. In the first six months of fiscal 2007, regular employer contributions amounted to €517 million compared to €513 million in the first six months of the prior fiscal year.
     The estimated defined benefit obligation (DBO) for Siemens’ principal pension plans, which takes into account future compensation increases, amounted to €26.2 billion as of March 31, 2007. This was approximately €500 million lower than the DBO of €26.7 billion as of September 30, 2006, due to an increase in the discount rate assumption, reducing Siemens’ estimated defined benefit obligation. This effect more than offset the regular increase of the DBO due to the net of pension service and interest cost less benefits paid during the six-month period.
     For more information on Siemens’ pension plans, see “Notes to Consolidated Financial Statements.”

Legal proceedings
     As previously reported, Munich public prosecutors are conducting an investigation of certain current and former employees of the Company on suspicion of embezzlement, bribery and tax evasion. Arrest warrants were issued for former and currently suspended employees of our Com business Group who were taken into custody, questioned and later released. In December 2006, the former Chief Executive Officer (CEO) of Com was arrested, questioned and released. Siemens’ former Chief Financial Officer (CFO) was interrogated as a suspect by the public prosecutor. Both of these individuals are former members of the Corporate Executive Committee of Siemens.
     On March 26, 2007, the Munich public prosecutors conducted further searches of the Company’s premises and of private residences in Munich and executed additional arrest warrants for a current and a former employee of Com. The individuals were later released and the current employee has since been suspended. The Munich public prosecutors’ investigation as well as related investigations in Liechtenstein, Switzerland, Italy, Greece and other countries are ongoing.
     The U.S. Department of Justice is conducting an investigation of possible criminal violations of U.S. law by Siemens in connection with these matters. During the second quarter of fiscal 2007, Siemens was advised that the U.S. Securities and Exchange Commission’s enforcement division had converted its informal inquiry into these matters into a formal investigation.
     With regard to the foregoing matters, the Company has engaged Debevoise & Plimpton LLP (Debevoise), an independent external law firm, to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the compliance and control systems of Siemens. Debevoise reports directly and exclusively to the Audit Committee of the Supervisory Board and is being assisted by forensic accountants from the international accounting firm Deloitte Touche. Debevoise’s investigation of allegations of corruption at Com is ongoing. The scope of the independent investigation also includes an investigation of potential anti-corruption violations at the Company’s other Groups which is in the process of being launched.
     On February 2, 2007, an alleged holder of American Depositary Shares of the Company filed a derivative lawsuit with the Supreme Court of the State of New York against certain current and former members of the Company’s Managing and Supervisory Boards as well as against the Company as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The suit is currently stayed.
     In addition to the independent investigation being conducted by Debevoise, the Company has also continued to conduct its own analysis of issues raised by allegations of violations of anti-corruption legislation.
     The current status of the Company’s analysis is summarized below:
•	Within Com a number of Business Consultant Agreements (BCAs) have been identified. We have identified a multitude of payments made in connection with these contracts for which we have not yet been able either to establish a valid business purpose or to clearly identify the recipient. These payments raise concerns in particular under the Foreign Corrupt Practices Act (FCPA) in the United States, anti-corruption legislation in Germany and similar legislation in other countries.

•	The payments identified were recorded as deductible business expenses in prior periods in determining income tax provisions. As previously reported, our investigation determined that certain of these payments were nondeductible under German tax regulations, and accordingly, we have recorded additional income tax charges in our financial statements for fiscal 2006 to reflect the correct tax treatment of these expenses. See Note 36 to the IFRS Consolidated Financial Statements as of September 30, 2006 for a further discussion. The Company has already reported this issue to the German tax authorities.

•	During the first half of fiscal 2007, the Company has continued to analyze payments under these and additional BCAs at Com. An analysis of BCAs and related payments at the other Groups will begin. As a result, the Company expects a significant increase in the total amount of BCA payments under review.

•	During the second quarter of fiscal 2007, the Company commenced an analysis of cash and check payments at Com which may relate to BCAs, and which may also raise concerns under the FCPA and anti-corruption legislation in Germany and other countries. The Company will be analyzing the deductibility for tax purposes of these payments. The Company is also in the process of making internal inquiries regarding similar cash payments at other Groups.

     Due to the ongoing status of the Company’s own analyses described above and the investigations, including the extension of the independent investigation to the other Groups, there remain substantial uncertainties. Accordingly, the Company has not recorded, as of March 31, 2007, any change in tax assets and liabilities with respect to the BCAs and other payments under review. Depending on the future results of the analyses and investigations, there is a risk that the Company will have to make changes in tax assets and liabilities in future periods, including by recording additional tax charges in respect of prior periods beyond those reflected in our financial statements for fiscal 2006. Such changes, as well as the further results from the ongoing investigations, could be material.
     Siemens currently cannot exclude the possibility that criminal or civil sanctions may be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the FCPA. The Company’s operating activities may also be negatively affected, particularly due to imposed penalties, compensatory damages or the exclusion from public procurement contracts. To date, no charges or provisions for any such penalties or damages have been accrued as management does not yet have enough information to reasonably estimate such amounts. Furthermore, changes affecting the Company’s course of business or its compliance programs may turn out to be necessary.
     The current quarter includes a total of €63 million in expenses for outside advisors engaged by Siemens in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.
     The Company has taken a number of significant steps to improve its compliance procedures and internal controls in response to the allegations of corruption. Among the initiatives the Company has implemented or is in the process of implementing are:
•	The Managing Board has engaged an external attorney to act as an independent “ombudsman” and to provide a protected communication channel for Siemens employees and third parties.

•	In cases where suspicions of misconduct have been substantiated, appropriate disciplinary measures, which may include suspension or termination, will promptly be taken with respect to the involved employees.

•	The Company’s office of corporate compliance has been organizationally embedded in the legal department.

•	The Company’s audit and compliance departments and an internal task force have been instructed to continue their internal investigation activities and the examination of our compliance and internal control system for gaps and any possibilities of circumvention.

•	The Company is in the process of enhancing internal controls through centralization of its bank accounts and cash payment systems.

•	The Company has implemented a moratorium on entering into new BCAs as well as new payments under existing BCAs. Any exceptions require the prior written consent of relevant senior management as well as the written consent of the Company’s chief compliance officer based on a review of the agreements in question.

•	The Company has launched a formal program of anti-corruption and other legal compliance training for management, group and regional compliance officers and other employees.
     The Company has engaged an independent compliance advisor in order to consult the Managing Board and the Audit Committee with regard to the future structure of the compliance organization, the execution of compliance reviews, the review of related guidelines and controls including potential improvement measures, and the respective communication and training. The independent compliance advisor provides periodic status reports to the Managing Board and Audit Committee.

     On February 14, 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of breach of fiduciary duties (Untreue) against Siemens, tax evasion and a violation of the German Works Council Constitution Act. The investigation relates to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger). The prosecutors are investigating payments made during the period 2001 to 2006 for which Siemens may not have received appropriate services in return. The former head of AUB was arrested in February 2007. On March 27, 2007, a second search was conducted at the Company’s premises in Munich and an arrest warrant was issued for a member of the Company’s Corporate Executive Committee, in connection with this investigation, who was taken into custody. In addition to the member of the Corporate Executive Committee, other current and former members of the Company’s senior management were named as suspects in this matter. On April 4, 2007, the member of the Corporate Executive Committee posted bail in the amount of €5.0 million and was released from custody. In this connection, a bank issued a bond (Bankbürgschaft) in the amount of €5.0 million, €4.5 million of which was guaranteed by the Company pursuant to provisions of German law. The member of the Corporate Executive Committee has provided the Company a personal undertaking to cooperate with and fully support the independent investigation conducted by Debevoise and to repay all costs incurred and payments made by the Company in connection with the bank guarantee in the event he is found to have violated his obligations to the Company in connection with the facts under investigation by the Nuremberg prosecutors. The investigation into the allegations involving the Company’s relationship with the former head of AUB and AUB has also been included within the scope of the investigation being conducted by Debevoise. On April 2, 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act (Betriebsverfassungsgesetz) by providing undue preferential support to AUB in connection with elections of the members of the Company’s works councils.
     As previously reported, Italian and German prosecutors have been investigating allegations that former Siemens employees provided improper benefits to former employees of Enel in connection with Enel contracts. In Italy, legal proceedings against two former employees ended when the patteggiamento by the charged employees and Siemens AG (plea bargaining procedure without the admission of guilt or responsibility) entered into force on November 11, 2006. In Germany, prosecutors brought charges against two other former employees in March 2006. The prosecutors have asked the court to confiscate the benefit Siemens obtained through the performance of the Enel contracts, without specifying the exact amount. The Regional Court of Darmstadt has opened proceedings on March 13, 2007. A decision is expected in May 2007.
     In April 2007, Siemens and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007 to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-isolated switchgear between 1988 and 2004. Gas-isolated switchgear is electrical equipment used as a major component for turnkey power substations. As previously reported, the fine imposed on Siemens amounted to €396.6 million. The fine imposed on VA Tech, which Siemens has acquired in July 2005, amounted to €22.1 million. Furthermore VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5 million.
     As previously reported, in December 12, 2006, the Japanese Fair Trade Commission (FTC) searched the offices of over ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible anti-trust violations. Siemens Asahi Medical Technologies is cooperating with the FTC in the on-going investigation.
     On February 8, 2007, Siemens Medical Solutions USA, Inc. (SMS) announced that it had reached an agreement with the U.S. Attorney’s Office for the Northern District of Illinois to settle allegations made in an indictment filed in January 2006. The agreement resolves all allegations made against SMS in the Indictment. Under the agreement, SMS will plead guilty to a single federal criminal charge of obstruction of justice in connection with civil litigation that followed a competitive bid to provide radiology equipment to Cook County Hospital in 2000. In addition, SMS agreed to pay a fine of U.S.$1 million and restitution of approximately U.S.$1.5 million. Sentencing is scheduled for May 23, 2007.
     In February 2007, the European Commission launched an investigation into possible anti-trust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. We are cooperating with the ongoing investigation of the European Commission. The European Commission has not announced a schedule for the completion of the investigation.

     In February 2007, the Norwegian Competition Authority launched an investigation into possible anti-trust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. We are cooperating with the ongoing investigation of the Authority. The Norwegian Competition Authority has not yet announced a schedule for the completion of the investigation.
     On February 8, 2007, the French Competition Authority (Direction Generale de la Concurrence) searched the offices of at least three producers of suburban trains, including Siemens Transportation Systems S.A.S. in Paris, in connection with an investigation into possible anti-trust violations. Siemens Transportation Systems S.A.S. is cooperating with the French Competition Authority in the ongoing investigation.
     In April 2007, the Polish Competition Authority launched an investigation against Siemens Poland regarding possible anti-trust violations in the market for the maintenance of diagnostic medical equipment. We are cooperating with the ongoing investigation of the Authority.
     We requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. We claim that Argentina unlawfully terminated our contract for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). We are seeking damages for expropriation and violation of the BIT of approximately U.S.$500 million. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it has jurisdiction over Siemens’ claims and that Siemens is entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. An unanimous decision on the merits was rendered on February 6, 2007, awarding Siemens compensation in the amount of U.S.$217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina shall indemnify Siemens against any claims of subcontractors in relation to the Project (amounting to approximately U.S.$44 million) and, furthermore, that Argentina shall pay to Siemens the full amount of the contract performance bond (U.S.$20 million) in the event this bond would not have been returned within the time period set by the tribunal (which period elapsed without delivery). Officials of the Argentine Government have publicly indicated that Argentina may request annulment of the award within 120 days after the date on which the award was rendered. Enforcement of the arbitral award may be stayed by the ICSID ad hoc Committee if Argentina so requests in an annulment application.
     Siemens and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of these matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected by the matters discussed in this paragraph.
“Fit for 2010” program
     In order to further enhance our Company’s value, Siemens has launched a new program designed to ensure sustained Company development. The “Fit for 2010” program is based on the pillars of the successfully concluded “Fit4More” program and continues to include the following key pillars:
•	development of highly qualified employees (People Excellence)

•	the ongoing strengthening of the Company’s innovation leadership, and a continued strong focus on customers (Operational Excellence)

•	building on Siemens’ strengths in the fields of energy and environment, automation and control, industrial and public infrastructure, and healthcare (Portfolio)

•	becoming an industry leader in Corporate Responsibility

     Furthermore, with the “Fit for 2010” program Siemens defines its return and cash targets for the Company as well as margin ranges for its operating Groups and SFS and supports its aim of growing at double the rate of the real global economy every year (Performance). In line with the performance target, we introduced the indicator Return on Capital Employed (ROCE) for Siemens to show how capital invested in the company yields competitive returns. ROCE is calculated as net income (before interest) divided by capital employed. The “Fit for 2010” program targets sustainable ROCE of between 14% and 16%.
     Our normalized cash target is based on the Cash Conversion Rate (CCR) that serves as a target indicator for the Company’s cash flow. We define this indicator as the ratio of free cash flow to net income. Free cash flow equals the net cash provided by operating activities less additions to intangible assets and property, plant and equipment. In the future, Siemens wants to achieve a CCR of at least 1 minus its growth rate. The growth rate is taken into consideration because additional growth generally is accompanied by increasing net assets which, in turn, have to be financed.
     In addition to the overall Company goals, Siemens will maintain margin ranges for the Groups. In setting these ranges, we considered — among other factors — the Groups’ business strategies, as well as developments at key comparable competitors. In nine of the eleven Groups, the margin ranges were adjusted. The following table provides an overview of the new and old margin ranges for the Siemens Groups.

Margin ranges
	new	old

Siemens IT Solutions and Services(1)	5 - 7	5 - 6
Automation and Drives	12 - 15	11 - 13
Industrial Solutions and Services	5 - 7	4 - 6
Siemens Building Technologies	7 - 9	7 - 9
Power Generation	10 - 14	10 - 13
Power Transmission and Distribution	7 - 10	5 - 7
Transportation Systems	5 - 7	5 - 7
Siemens VDO Automotive	7 - 9	5 - 6
Medical Solutions	13 - 15	11 - 13
Osram	10 - 12	10 - 11
Siemens Financial Services(2)	20 - 23	18 - 22

(1)      The old margin range was for the Siemens Business Services Group.
(2)      Return on equity, which is defined as SFS’ income before income taxes divided by the allocated equity for SFS.
Subsequent event
     At the beginning of April 2007, Siemens and Nokia closed the transaction to contribute the carrier-related operations of Siemens and the Networks Business Group of Nokia into NSN. See also “Notes to Consolidated Financial Statements” for further information.

     This Interim Report contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects”, “looks forward to”, “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of pending investigations and legal proceedings; our analysis of the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about our risk factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended March 31, 2007 and 2006
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue	20,626	18,824	(388)	(355)	20,427	18,594	587	585
Cost of goods sold and services rendered	(14,965)	(14,048)	388	355	(14,891)	(13,898)	(462)	(505)

Gross profit	5,661	4,776	—	—	5,536	4,696	125	80
Research and development expenses	(874)	(857)	—	—	(874)	(857)	—	—
Marketing, selling and general administrative expenses	(3,108)	(3,104)	—	(1)	(3,015)	(3,017)	(93)	(86)
Other operating income	112	194	(17)	(22)	85	169	44	47
Other operating expense	(163)	(35)	(2)	(1)	(156)	(31)	(5)	(3)
Income from investments accounted for using the equity method, net	190	197	—	—	164	181	26	16
Financial income (expense), net	14	(37)	50	(206)	(118)	152	82	17

Income (loss) from continuing operations before income taxes	1,832	1,134	31	(230)	1,622	1,293	179	71
Income taxes (1)	(436)	(237)	(6)	47	(390)	(270)	(40)	(14)

Income (loss) from continuing operations	1,396	897	25	(183)	1,232	1,023	139	57
Income (loss) from discontinued operations, net of income taxes	(137)	26	—	—	(137)	26	—	—

Net income (loss)	1,259	923	25	(183)	1,095	1,049	139	57

Attributable to:
Minority interest	63	50
Shareholders of Siemens AG	1,196	873

Basic earnings per share
Income from continuing operations	1.50	0.95
Income (loss) from discontinued operations	(0.16)	0.03

Net income	1.34	0.98

Diluted earnings per share
Income from continuing operations	1.44	0.95
Income (loss) from discontinued operations	(0.16)	0.03

Net income	1.28	0.98

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (unaudited)
For the three months ended March 31, 2007 and 2006
(in millions of €)

	Siemens
	2007	2006
Net income	1,259	923
Currency translation differences	(94)	(172)
Available-for-sale financial assets	(44)	93
Derivative financial instruments	—	22
Actuarial gains and losses on pension plans and similar commitments	116	1,058
Revaluation effect related to step acquisitions	3	—

Total income and expense recognized directly in equity, net of tax (2) (3)	(19)	1,001

Total income and expense recognized in equity	1,240	1,924

Attributable to:
Minority interest	60	38
Shareholders of Siemens AG	1,180	1,886

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €(35) and €(21) in 2007 and 2006, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €(3) and €(12) in 2007 and 2006, respectively, relating to currency translation differences.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the six months ended March 31, 2007 and 2006
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue	39,694	36,800	(789)	(681)	39,301	36,338	1,182	1,143
Cost of goods sold and services rendered	(29,228)	(27,502)	789	681	(29,072)	(27,230)	(945)	(953)

Gross profit	10,466	9,298	—	—	10,229	9,108	237	190
Research and development expenses	(1,655)	(1,648)	—	—	(1,655)	(1,648)	—	—
Marketing, selling and general administrative expenses	(5,951)	(6,110)	(1)	(1)	(5,765)	(5,945)	(185)	(164)
Other operating income	340	394	(40)	(44)	259	286	121	152
Other operating expense	(662)	(69)	(2)	(1)	(649)	(61)	(11)	(7)
Income from investments accounted for using the equity method, net	350	339	—	—	307	308	43	31
Financial income (expense), net	9	(299)	120	(496)	(237)	146	126	51

Income (loss) from continuing operations before income taxes	2,897	1,905	77	(542)	2,489	2,194	331	253
Income taxes (1)	(787)	(401)	(21)	114	(676)	(462)	(90)	(53)

Income (loss) from continuing operations	2,110	1,504	56	(428)	1,813	1,732	241	200
Income (loss) from discontinued operations, net of income taxes	(63)	358	—	—	(63)	358	—	—

Net income (loss)	2,047	1,862	56	(428)	1,750	2,090	241	200

Attributable to:
Minority interest	112	103
Shareholders of Siemens AG	1,935	1,759

Basic earnings per share
Income from continuing operations	2.26	1.60
Income (loss) from discontinued operations	(0.09)	0.38

Net income	2.17	1.98

Diluted earnings per share
Income from continuing operations	2.17	1.59
Income (loss) from discontinued operations	(0.08)	0.38

Net income	2.09	1.97

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (unaudited)
For the six months ended March 31, 2007 and 2006
(in millions of €)

	Siemens
	2007	2006
Net income	2,047	1,862
Currency translation differences	(261)	(21)
Available-for-sale financial assets	(2)	(127)
Derivative financial instruments	53	(47)
Actuarial gains and losses on pension plans and similar commitments	625	837
Revaluation effect related to step acquisitions	3	—

Total income and expense recognized directly in equity, net of tax (2) (3)	418	642

Total income and expense recognized in equity	2,465	2,504

Attributable to:
Minority interest	97	102
Shareholders of Siemens AG	2,368	2,402

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €(30) and €1 in 2007 and 2006, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €(15) and €(1) in 2007 and 2006, respectively, relating to currency translation differences.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS
CONSOLIDATED BALANCE SHEETS (unaudited)
As of March 31, 2007 and September 30, 2006
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	3/31/07	9/30/06	3/31/07	9/30/06	3/31/07	9/30/06	3/31/07	9/30/06
ASSETS
Current assets
Cash and cash equivalents	5,893	10,214	4,882	9,072	985	1,109	26	33
Available-for-sale financial assets	551	596	388	416	137	160	26	20
Trade and other receivables	15,706	15,148	(1)	—	12,552	10,885	3,155	4,263
Other current financial assets	2,894	2,370	159	145	1,731	1,314	1,004	911
Intragroup receivables	—	—	(13,241)	(15,736)	13,198	15,680	43	56
Inventories	14,198	12,790	(2)	(2)	14,101	12,735	99	57
Income tax receivables	425	458	1	2	388	445	36	11
Other current assets	1,369	1,274	—	48	1,236	1,122	133	104
Assets classified as held for disposal	8,536	7,164	(25)	(21)	8,561	7,180	—	5

Total current assets	49,572	50,014	(7,839)	(6,076)	52,889	50,630	4,522	5,460

Goodwill	12,111	9,689	—	—	11,981	9,557	130	132
Other intangible assets	4,112	3,385	—	—	4,098	3,368	14	17
Property, plant and equipment	12,419	12,072	—	—	8,736	8,310	3,683	3,762
Investments accounted for using the equity method	3,182	2,956	—	—	2,953	2,738	229	218
Other financial assets	5,471	5,042	522	215	1,383	1,232	3,566	3,595
Intragroup receivables	—	—	(177)	(348)	177	348	—	—
Deferred tax assets	3,178	3,860	52	222	3,013	3,532	113	106
Other assets	743	713	1	194	718	507	24	12

Total assets	90,788	87,731	(7,441)	(5,793)	85,948	80,222	12,281	13,302

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	4,173	2,175	3,218	1,433	731	530	224	212
Trade payables	8,821	8,443	(1)	28	8,555	8,140	267	275
Other current financial liabilities	1,915	1,035	760	508	1,061	483	94	44
Intragroup liabilities	—	—	(17,606)	(16,406)	12,098	9,886	5,508	6,520
Current provisions	3,693	3,859	—	—	3,617	3,770	76	89
Income tax payables	1,356	1,487	11	2	1,321	1,468	24	17
Other current liabilities	16,801	16,485	139	227	16,420	15,974	242	284
Liabilities associated with assets classified as held for disposal	5,213	5,385	(16)	(16)	5,229	5,401	—	—

Total current liabilities	41,972	38,869	(13,495)	(14,224)	49,032	45,652	6,435	7,441

Long-term debt	12,625	13,122	11,580	11,946	640	744	405	432
Pension plans and similar commitments	3,841	5,083	—	—	3,839	5,081	2	2
Deferred tax liabilities	125	102	(441)	(397)	119	95	447	404
Provisions	1,898	1,858	—	—	1,792	1,761	106	97
Other financial liabilities	289	248	37	19	200	177	52	52
Other liabilities	2,355	2,174	41	41	2,265	2,054	49	79
Intragroup liabilities	—	—	(5,163)	(3,178)	2,339	434	2,824	2,744

Total liabilities	63,105	61,456	(7,441)	(5,793)	60,226	55,998	10,320	11,251

Equity
Common stock, no par value (1)	2,689	2,673
Additional paid-in capital	6,013	5,662
Retained earnings	18,353	17,082
Other components of equity	(39)	156
Treasury shares, at cost (2)	—	—

Total equity attributable to shareholders of Siemens AG	27,016	25,573

Minority interest	667	702

Total equity	27,683	26,275	—	—	25,722	24,224	1,961	2,051

Total liabilities and equity	90,788	87,731	(7,441)	(5,793)	85,948	80,222	12,281	13,302

(1)	Authorized: 1,119,926,600 and 1,116,087,241 shares, respectively.

Issued: 896,216,600 and 891,087,241 shares, respectively.

(2)	1,187 and 415 shares, respectively.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the six months ended March 31, 2007 and 2006
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006
Cash flows from operating activities
Net income (loss)	2,047	1,862	56	(428)	1,750	2,090	241	200
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	1,620	1,508	—	—	1,415	1,303	205	205
Income taxes	754	348	21	(114)	643	409	90	53
Interest (income) expense, net	52	(96)	(160)	(218)	274	199	(62)	(77)
(Gains) on sales and disposals of businesses, intangibles and property, plant and equipment	(188)	(150)	—	—	(116)	(46)	(72)	(104)
(Gains) on sales of investments, net (1)	(69)	(91)	—	—	(37)	(91)	(32)	—
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	5	(454)	—	—	5	(454)	—	—
(Income) from investments (1)	(385)	(305)	—	—	(306)	(275)	(79)	(30)
Other non-cash (income) expenses	51	148	12	80	51	73	(12)	(5)
Change in current assets and liabilities
(Increase) decrease in inventories	(1,045)	(1,943)	—	—	(1,002)	(1,959)	(43)	16
(Increase) decrease in trade and other receivables	(352)	5	1,190	359	(1,532)	(357)	(10)	3
(Increase) decrease in other current assets	(19)	(154)	44	(43)	(126)	(172)	63	61
Increase (decrease) in trade payables	(79)	(228)	(40)	(3)	(38)	(240)	(1)	15
Increase (decrease) in current provisions	(366)	(217)	—	—	(343)	(206)	(23)	(11)
Increase (decrease) in other current liabilities	1,627	1,328	262	679	1,326	618	39	31
Change in other assets and liabilities	(795)	(97)	(229)	86	(575)	(112)	9	(71)
Income taxes paid	(932)	(603)	(25)	(33)	(801)	(527)	(106)	(43)
Dividends received	105	66	—	—	45	50	60	16
Interest received	386	320	106	63	76	85	204	172

Net cash provided by operating activities — continuing and discontinued operations	2,417	1,247	1,237	428	709	388	471	431
Net cash provided by operating activities — continuing operations	3,881	1,732	1,237	436	2,173	865	471	431

Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,682)	(1,800)	—	—	(1,399)	(1,473)	(283)	(327)
Acquisitions, net of cash acquired	(4,551)	(491)	—	—	(4,551)	(488)	—	(3)
Purchases of investments (1)	(127)	(261)	—	—	(123)	(245)	(4)	(16)
Purchases of current available-for-sale financial assets	(17)	(43)	—	—	(2)	(41)	(15)	(2)
(Increase) decrease in receivables from financing activities	(340)	(294)	(1,204)	(371)	—	—	864	77
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	466	431	—	—	277	291	189	140
Proceeds from disposals of businesses	32	3	—	—	32	3	—	—
Proceeds from sales of current available-for-sale financial assets	25	791	—	—	18	791	7	—

Net cash provided by (used in) investing activities — continuing and discontinued operations	(6,194)	(1,664)	(1,204)	(371)	(5,748)	(1,162)	758	(131)
Net cash provided by (used in) investing activities — continuing operations	(5,942)	(1,918)	(1,204)	(371)	(5,496)	(1,416)	758	(131)

Cash flows from financing activities
Proceeds from issuance of common stock	343	—	—	—	343	—	—	—
Purchase of common stock	(101)	(377)	—	—	(101)	(377)	—	—
Proceeds from re-issuance of treasury stock	66	277	—	—	66	277	—	—
Proceeds from issuance of debt	—	833	—	833	—	—	—	—
Repayment of debt	(1,146)	—	(1,146)	—	—	—	—	—
Change in short-term debt	3,116	(1,105)	3,008	(770)	142	(259)	(34)	(76)
Interest paid	(469)	(232)	(379)	(139)	(61)	(64)	(29)	(29)
Dividends paid	(1,292)	(1,201)	—	—	(1,292)	(1,201)	—	—
Dividends paid to minority shareholders	(102)	(77)	—	—	(102)	(77)	—	—
Intragroup financing	—	—	(5,708)	(1,897)	6,881	2,095	(1,173)	(198)

Net cash provided by (used in) financing activities	415	(1,882)	(4,225)	(1,973)	5,876	394	(1,236)	(303)
Effect of exchange rates on cash and cash equivalents	(6)	—	2	(1)	(8)	1	—	—
Net increase (decrease) in cash and cash equivalents	(3,368)	(2,299)	(4,190)	(1,917)	829	(379)	(7)	(3)
Cash and cash equivalents at beginning of period	10,214	8,121	9,072	6,603	1,109	1,471	33	47

Cash and cash equivalents at end of period	6,846	5,822	4,882	4,686	1,938	1,092	26	44
Less: Cash and cash equivalents of discontinued operations at end of period	953	—	—	—	953	—	—	—

Cash and cash equivalents of continuing operations at end of period	5,893	5,822	4,882	4,686	985	1,092	26	44

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS
CONSOLIDATED CHANGES IN EQUITY (unaudited)
For the six months ended March 31, 2007 and 2006
(in millions of €)

				Other components of equity
					Available-				Total equity
		Additional		Currency	for-sale	Derivative		Treasury	attributable
	Common	paid-in	Retained	translation	financial	financial		shares	to shareholders	Minority	Total
	stock	capital	earnings	differences	assets	instruments	Total	at cost	of Siemens AG	interest	equity
Balance at October 1, 2005	2,673	5,167	14,909	411	450	(89)	772	(1)	23,520	661	24,181

Income and expense recognized in equity	—	—	2,596	(20)	(127)	(47)	(194)	—	2,402	102	2,504
Dividends	—	—	(1,201)	—	—	—	—	—	(1,201)	(77)	(1,278)
Issuance of common stock and share-based payment	—	25	—	—	—	—	—	—	25	—	25
Purchase of common stock	—	—	—	—	—	—	—	(377)	(377)	—	(377)
Re-issuance of treasury stock	—	(53)	—	—	—	—	—	378	325	—	325
Other changes in equity	—	—	—	—	—	—	—	—	—	16	16

Balance at March 31, 2006	2,673	5,139	16,304	391	323	(136)	578	—	24,694	702	25,396

Balance at October 1, 2006	2,673	5,662	17,082	91	96	(31)	156	—	25,573	702	26,275

Income and expense recognized in equity	—	—	2,563	(246)	(2)	53	(195)	—	2,368	97	2,465
Dividends	—	—	(1,292)	—	—	—	—	—	(1,292)	(124)	(1,416)
Issuance of common stock and share-based payment	16	358	—	—	—	—	—	—	374	—	374
Purchase of common stock	—	—	—	—	—	—	—	(101)	(101)	—	(101)
Re-issuance of treasury stock	—	(7)	—	—	—	—	—	101	94	—	94
Other changes in equity	—	—	—	—	—	—	—	—	—	(8)	(8)

Balance at March 31, 2007	2,689	6,013	18,353	(155)	94	22	(39)	—	27,016	667	27,683

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended March 31, 2007 and 2006 and as of September 30, 2006
(in millions of €)

													Net cash from						Amortization,
					Intersegment						Net capital		operating and				Capital		depreciation and
	New orders		External revenue		revenue		Total revenue		Group profit(1)		employed(2)		investing activities				spending(3)		impairments(4)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	3/31/07	9/30/06	2007		2006		2007	2006	2007	2006
Operations Groups (5)
Siemens Business Services (SBS)	964	1,360	893	1,107	313	286	1,206	1,393	63	(199)	394	171	(7)		(329)		62	83	68	68
Automation and Drives (A&D)	4,154	3,520	3,287	2,854	424	351	3,711	3,205	526	385	4,321	3,837	393		132		135	233	74	85
Industrial Solutions and Services (I&S)	2,434	2,447	1,909	1,889	263	243	2,172	2,132	100	81	1,311	1,279	101		114		59	57	29	32
Siemens Building Technologies (SBT)	1,364	1,318	1,310	1,147	25	22	1,335	1,169	100	54	1,804	1,764	183		75		26	48	39	28
Power Generation (PG)	5,017	3,259	3,067	2,444	5	9	3,072	2,453	330	260	1,932	1,945	703		(51)		65	130	59	54
Power Transmission and Distribution (PTD)	2,476	1,797	1,628	1,388	128	108	1,756	1,496	143	77	1,860	1,701	68		(12)		47	36	22	30
Transportation Systems (TS)	714	1,803	1,151	987	10	14	1,161	1,001	58	19	(51)	111	145		61		19	38	14	12
Siemens VDO Automotive (SV)	2,678	2,612	2,684	2,611	3	4	2,687	2,615	169	178	3,846	3,767	195		221		98	118	108	105
Medical Solutions (Med)	2,544	2,096	2,453	2,034	17	13	2,470	2,047	332	260	8,760	4,975	(3,398)		314		4,009	87	130	66
Osram	1,189	1,206	1,173	1,186	16	20	1,189	1,206	125	138	2,076	1,976	177		116		71	73	62	68
Strategic Equity Investments (SEI) (6)	—	—	—	—	—	—	—	—	99	55	1,172	1,008	—		—		—	—	—	—
Other Operations	1,079	1,127	743	867	253	239	996	1,106	(81)	6	121	48	47		(100)		45	65	80	34

Total Operations Groups	24,613	22,545	20,298	18,514	1,457	1,309	21,755	19,823	1,964	1,314	27,546	22,582	(1,393)		541		4,636	968	685	582

Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,348)	(1,249)	51	22	(1,379)	(1,251)	(1,328)	(1,229)	(189)	72	(4,705)	(6,584)	(528	)(7)	(272	)(7)	25	(3)	(1)	3
Other interest expense	—	—	—	—	—	—	—	—	(153)	(93)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	63,107	64,224	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	23,265	21,296	20,349	18,536	78	58	20,427	18,594	1,622	1,293	85,948	80,222	(1,921)		269		4,661	965	684	585

									Income before
									income taxes		Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	177	159	159	138	18	21	177	159	137	44	9,583	10,543	883		55		118	103	63	57
Siemens Real Estate (SRE)	414	429	118	150	296	279	414	429	42	27	3,168	3,221	142		(10)		40	73	38	50
Eliminations	(4)	(3)	—	—	(4)	(3)	(4)	(3)	—	—	(470)	(462)	62	(7)	74	(7)	—	—	—	—

Total Financing and Real Estate	587	585	277	288	310	297	587	585	179	71	12,281	13,302	1,087		119		158	176	101	107

Eliminations, reclassifications and Corporate Treasury	(383)	(352)	—	—	(388)	(355)	(388)	(355)	31	(230)	(7,441)	(5,793)	(67)	(7)	150	(7)	—	—	—	—

Siemens	23,469	21,529	20,626	18,824	—	—	20,626	18,824	1,832	1,134	90,788	87,731	(901)		538		4,819	1,141	785	692

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Intangible assets, property, plant and equipment, acquisitions, non-current available-for-sale financial assets and investments accounted for using the equity method.

(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of non-current available-for-sale financial assets and investments accounted for using the equity method.

(5)	Communications (Com) no longer represents an operating segment. The primary business components of Com are reported as discontinued operations.

(6)	SEI was created as of October 1, 2006 and includes certain strategic investments accounted for using the equity method. Prior-year information was reclassified for comparability purposes.

(7)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the six months ended March 31, 2007 and 2006 and as of September 30, 2006
(in millions of €)

													Net cash from						Amortization,
					Intersegment						Net capital		operating and				Capital		depreciation and
	New orders		External revenue		revenue		Total revenue		Group profit(1)		employed(2)		investing activities				spending(3)		impairments(4)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	3/31/07	9/30/06	2007		2006		2007	2006	2007	2006
Operations Groups (5)
Siemens Business Services (SBS)	2,181	2,865	1,781	2,247	605	552	2,386	2,799	87	(431)	394	171	(138)		(742)		130	159	137	136
Automation and Drives (A&D)	8,173	7,202	6,281	5,482	820	691	7,101	6,173	976	744	4,321	3,837	512		247		234	349	144	141
Industrial Solutions and Services (I&S)	5,491	5,152	3,750	3,651	495	459	4,245	4,110	190	145	1,311	1,279	72		27		85	152	56	65
Siemens Building Technologies (SBT)	2,750	2,691	2,505	2,234	43	37	2,548	2,271	172	110	1,804	1,764	125		(72)		82	164	66	53
Power Generation (PG)	10,034	7,319	5,777	4,515	21	12	5,798	4,527	499	438	1,932	1,945	566		165		297	266	114	104
Power Transmission and Distribution (PTD)	5,622	4,270	3,241	2,738	243	214	3,484	2,952	273	159	1,860	1,701	121		22		91	67	48	59
Transportation Systems (TS)	1,933	3,880	2,212	2,022	22	39	2,234	2,061	105	36	(51)	111	326		226		44	72	27	24
Siemens VDO Automotive (SV)	5,092	5,060	5,100	5,056	5	7	5,105	5,063	315	334	3,846	3,767	216		248		195	282	218	206
Medical Solutions (Med)	4,755	4,252	4,541	4,009	31	22	4,572	4,031	636	503	8,760	4,975	(3,619)		402		4,479	141	205	128
Osram	2,363	2,364	2,332	2,325	31	39	2,363	2,364	248	259	2,076	1,976	119		223		144	140	123	130
Strategic Equity Investments (SEI) (6)	—	—	—	—	—	—	—	—	151	101	1,172	1,008	—		—		—	—	—	—
Other Operations	2,047	2,426	1,556	1,926	451	439	2,007	2,365	(57)	(7)	121	48	(101)		(293)		76	159	114	71

Total Operations Groups	50,441	47,481	39,076	36,205	2,767	2,511	41,843	38,716	3,595	2,391	27,546	22,582	(1,801)		453		5,857	1,951	1,252	1,117

Reconciliation to financial statements
Corporate items, pensions and eliminations	(2,816)	(2,752)	74	39	(2,616)	(2,417)	(2,542)	(2,378)	(852)	(19)	(4,705)	(6,584)	(1,522	)(7)	(1,004	)(7)	38	63	(3)	1
Other interest expense	—	—	—	—	—	—	—	—	(254)	(178)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	63,107	64,224	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	47,625	44,729	39,150	36,244	151	94	39,301	36,338	2,489	2,194	85,948	80,222	(3,323)		(551)		5,895	2,014	1,249	1,118

									Income before
									income taxes		Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	355	309	307	270	47	39	354	309	220	122	9,583	10,543	988		144		203	216	127	113
Siemens Real Estate (SRE)	835	840	237	286	598	554	835	840	111	131	3,168	3,221	142		18		84	130	78	92
Eliminations	(7)	(6)	—	—	(7)	(6)	(7)	(6)	—	—	(470)	(462)	99	(7)	138	(7)	—	—	—	—

Total Financing and Real Estate	1,183	1,143	544	556	638	587	1,182	1,143	331	253	12,281	13,302	1,229		300		287	346	205	205

Eliminations, reclassifications and Corporate Treasury	(757)	(676)	—	—	(789)	(681)	(789)	(681)	77	(542)	(7,441)	(5,793)	33	(7)	65	(7)	—	—	—	—

Siemens	48,051	45,196	39,694	36,800	—	—	39,694	36,800	2,897	1,905	90,788	87,731	(2,061)		(186)		6,182	2,360	1,454	1,323

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Intangible assets, property, plant and equipment, acquisitions, non-current available-for-sale financial assets and investments accounted for using the equity method.

(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of non-current available-for-sale financial assets and investments accounted for using the equity method.

(5)	Communications (Com) no longer represents an operating segment. The primary business components of Com are reported as discontinued operations.

(6)	SEI was created as of October 1, 2006 and includes certain strategic investments accounted for using the equity method. Prior-year information was reclassified for comparability purposes.

(7)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

NOTES

1. Basis of presentation

     The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS). In addition to its primary financial reporting for fiscal 2006 under United States Generally Accepted Accounting Principles (U.S. GAAP), in December 2006 the Company also published its first IFRS Consolidated Financial Statements (IFRS Consolidated Financial Statements as of September 30, 2006). These IFRS Consolidated Financial Statements were presented as supplemental information and serve as a basis for Siemens’ primary IFRS reporting beginning with the first quarter of fiscal 2007.

     Siemens prepares and reports its Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering.

     Interim financial statements—The accompanying Consolidated Balance Sheet as of March 31, 2007, the Consolidated Statements of Income and Income and Expense Recognized in Equity for the three months and six months ended March 31, 2007 and 2006, the Consolidated Statements of Cash Flow for the six months ended March 31, 2007 and 2006 and the Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These interim financial statements have been prepared in compliance with International Accounting Standard (IAS) 34, Interim financial reporting, and should be read in connection with the IFRS Consolidated Financial Statements prepared for fiscal 2006 as indicated above. The interim financial statements are based on the accounting principles and practices applied in the preparation of the IFRS financial statements for fiscal 2006 except as indicated below. In the opinion of management, these unaudited Consolidated Financial Statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. Results for the three months and six months ended March 31, 2007 are not necessarily indicative of future results.

     Financial statement presentation—The presentation of the Company’s worldwide financial data (Siemens) is accompanied by a component model presentation that shows the worldwide financial position, results of operations and cash flows for the operating businesses (Operations) separately from those for financing and real estate activities (Financing and Real Estate), the Corporate Treasury and certain elimination and reclassification effects (Eliminations, reclassifications and Corporate Treasury). These components contain the Company’s reportable segments (also referred to as “Groups”). The financial data presented for these components are not intended to present the financial position, results of operations and cash flows as if they were separate entities under IFRS. See also Note 15. The information disclosed in these Notes relates to Siemens unless otherwise stated.

     Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPEs) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also recorded using the equity method.

     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassification—The presentation of certain prior-year information has been reclassified to conform to the current year presentation.

     Segment information— In November 2006, the International Accounting Standards Board (IASB) issued IFRS 8, Operating Segments. IFRS 8 replaces IAS 14, Segment Reporting, and aligns segment reporting with the requirements of Statement of Financial Accounting Standards (SFAS) 131, Disclosures about Segments of an Enterprise and Related Information, except for some minor differences.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity for which separate financial information is available that is evaluated regularly by the entity’s chief operating decision maker in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments.

     IFRS 8 is effective for fiscal periods beginning on or after January 1, 2009. However, Siemens decided to early adopt IFRS 8 in the first quarter of fiscal 2007. See Note 15 for further information on segment information.

2. Acquisitions, dispositions and discontinued operations

     a) Acquisitions

     On January 2, 2007, Siemens completed the acquisition of the diagnostics division of Bayer Aktiengesellschaft (Bayer). The acquisition, which was consolidated as of January 2007, will be integrated into Med together with the recently acquired Diagnostic Products Corporation (DPC). The Bayer diagnostics division will enable Siemens to expand its position in the growing molecular diagnostics market. The estimated purchase price, payable in cash, amounts to €4.4 billion (including €180 cash acquired). The Company has not yet finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €788 was allocated to intangible assets subject to amortization and approximately €2,483 was allocated to goodwill.

     On January 24, 2007, Siemens signed an agreement to acquire U.S.-based UGS Corp. (UGS), one of the leading providers of product lifecycle management (PLM) software and services for manufacturers, from its current owners Bain Capital Partners, L.L.C., Silver Lake Technology Management, L.L.C. and Warburg Pincus, L.L.C. The aggregate consideration for UGS, including the assumption of debt, amounts to approximately U.S.$3.5 billion (approximately €2.6 billion). The acquisition of UGS will enable A&D to provide an end-to-end software and hardware portfolio for manufacturers encompassing the complete lifecycle of products and production facilities. The transaction is expected to close at the beginning of May 2007.

     b) Dispositions

     At the beginning of October 2006, the Company sold Siemens Dispolok GmbH Germany, which was part of the Group Transportation Systems (TS), to Mitsui Group. The transaction resulted in a pre-tax gain, net of related costs of €76, which is included in Other operating income.

     c) Discontinued Operations

     In June 2006, Siemens and Nokia Corporation (Nokia), Finland announced an agreement to contribute the carrier-related operations of Siemens and the Networks Business Group of Nokia into a new company, called Nokia Siemens Networks B.V., the Netherlands (NSN), in exchange for shares in NSN. Siemens and Nokia will each own an economic share of approximately 50% of NSN. Siemens will account for its investment in NSN using the equity method. The transaction closed at the beginning of April 2007 (for further information on subsequent events see also Note 16). Siemens expects to realize a significant non-cash gain on this transaction.

     The Company also plans to dispose of its enterprise networks business in fiscal 2007. The Mobile Devices (MD) business was included in Communications (Com) prior to its sale. As of March 31, 2007, the remaining business activities of Com that are not held for disposal are part of Other Operations and A&D (see Note 15 for further information). Except for these businesses, the historical results of Com are reported as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented.

     The assets and liabilities of the carrier networks business and the enterprise networks business were classified on the balance sheet as held for disposal and measured at the lower of their carrying amount and fair value less costs to sell.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     The carrying amounts of the major classes of assets and liabilities classified as held for disposal were as follows:

	March 31,	September 30,
	2007	2006
Cash and cash equivalents	953	—
Trade and other receivables	2,800	2,706
Inventories	2,103	2,135
Goodwill	240	369
Property, plant and equipment	743	645
Other assets	1,697	1,309

Assets classified as held for disposal	8,536	7,164

Trade payables	1,718	2,077
Current provisions	486	576
Pension plans and similar commitments	337	381
Non-current provisions	106	121
Other liabilities	2,566	2,230

Liabilities associated with assets classified as held for disposal	5,213	5,385

     The net results of discontinued operations presented in the Consolidated Statements of Income consist of the following components:

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2006	2007	2006
Revenue	2,918	3,303	5,915	6,810
Costs and expenses	(2,943)	(3,288)	(5,863)	(6,505)
Loss on measurement to fair value less cost to sell*	(148)	—	(148)	—

Income (loss) from discontinued operations before income taxes	(173)	15	(96)	305

Income taxes	36	11	33	53

Income (loss) from discontinued operations, net of income taxes	(137)	26	(63)	358

*	Relates to the enterprise networks business

     In the six months ended March 31, 2006, the Company’s former operating Group, Com, sold its remaining interest in Juniper Networks, Inc. representing 22.8 million shares for net proceeds of €465. The transaction resulted in a non-taxable gain of €356 which is reported in Income from discontinued operations, net of income taxes.

     The income tax benefit for the periods presented related to discontinued operations includes deferred tax benefits generated on pre-tax losses in jurisdictions with higher statutory income tax rates that were only partially offset by income tax expense generated on pre-tax income in jurisdictions with lower statutory income tax rates.

     Within Net cash provided by (used in) financing activities dividends paid to minority shareholders include €27 and €31 respectively, relating to discontinued operations for the six months ended March 31, 2007 and 2006. The amounts relating to discontinued operations for the three months ended March 31, 2007 and 2006 are €15 and €22, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

3. Other operating income

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2006	2007	2006
Gains on sales of property, plant and equipment and intangibles	25	29	81	115
Gains on disposals of businesses	25	6	145	37
Other	62	159	114	242

	112	194	340	394

     Gains on disposals of businesses for the six months ended March 31, 2007 includes the gain on the sale of Siemens Dispolok GmbH (see Note 2 for further information).

     Other for the three and six months ended March 31, 2006 includes a gain of €70 related to the settlement of an arbitration proceeding.

4. Other operating expense

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2006	2007	2006
Impairment of goodwill	(52)	—	(52)	—
Losses on sales of property, plant and equipment and intangibles	(34)	(5)	(42)	(7)
Losses on disposals of businesses	(2)	(7)	(10)	(14)
Other	(75)	(23)	(558)	(48)

	(163)	(35)	(662)	(69)

     Impairment of goodwill of €(52) in the three and six months ended March 31, 2007 relates to a cash-generating unit made up principally of regional payphone activities included in Other Operations (see also Note 7).

     Other for the six months ended March 31, 2007 includes a €(423) impact related to a fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004 (see Notes 12 and 15 for further information). The fine is not deductible for income tax purposes. Other for the six months ended March 31, 2007 also includes €(50) primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG.

5. Financial income (expense), net

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2006	2007	2006
Interest income (expense), net	(42)	46	(69)	97
Income from pension plans and similar commitments, net	49	53	93	107
Income from available-for-sale financial assets, net	36	125	53	116
Other financial expense, net	(29)	(261)	(68)	(619)

	14	(37)	9	(299)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     The total amounts of interest income and expense were as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2006	2007	2006
Interest income	191	181	399	347
Interest expense	(233)	(135)	(468)	(250)

Interest income (expense), net	(42)	46	(69)	97

Thereof: Interest expense of Operations, net	(16)	(8)	(37)	(19)
Thereof: Other interest income (expense), net	(26)	54	(32)	116

     Interest expense of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.

     The components of Income from pension plans and similar commitments, net were as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2006	2007	2006
Expected return on plan assets	380	346	741	691
Interest cost	(331)	(293)	(648)	(584)

Income from pension plans and similar commitments, net	49	53	93	107

     Service cost for pension plans and similar commitments are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses).

     The components of Income from available-for-sale financial assets, net were as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2006	2007	2006
Dividends received	58	13	70	19
Impairment	(12)	(11)	(22)	(18)
Gains on sales, net	14	122	44	123
Other	(24)	1	(39)	(8)

Income from available-for-sale financial assets, net	36	125	53	116

     Gains on sales, net for the three and six months ended March 31, 2006 includes a gain of €15 on the sale of the Company’s remaining interest in Epcos AG and a pre-tax gain of €84 related to the sale of the Company’s interest in SMS Demag AG.

     In the three and six months ended March 31, 2006, a result of €(257) and €(572), respectively, from the mark to market valuation of the conversion right of the convertible notes was included in Other financial expense, net. See IFRS Consolidated Financial Statements as of September 30, 2006 for further information.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

6. Inventories

	March 31,	September 30,
	2007	2006
Raw materials and supplies	2,772	2,609
Work in process	3,209	2,975
Costs and earnings in excess of billings on uncompleted contracts	7,427	7,085
Finished goods and products held for resale	2,924	2,544
Advances to suppliers	722	667

	17,054	15,880
Advance payments received	(2,856)	(3,090)

	14,198	12,790

7. Goodwill

	March 31,	September 30,
	2007	2006
Operations
Siemens Business Services (SBS)	131	127
Automation and Drives (A&D)	1,023	1,007
Industrial Solutions and Services (I&S)	1,091	1,096
Siemens Building Technologies (SBT)	547	559
Power Generation (PG)	1,558	1,415
Power Transmission and Distribution (PTD)	607	614
Transportation Systems (TS)	183	173
Siemens VDO Automotive (SV)	1,534	1,530
Medical Solutions (Med)	5,116	2,793
Osram	83	86
Other Operations	108	159
Financing and Real Estate
Siemens Financial Services (SFS)	130	130
Siemens Real Estate (SRE)	—	—

Siemens	12,111	9,689

     The net increase in goodwill of €2,422 in the six months ended March 31, 2007 results from €2,717 related to acquisitions and purchase accounting adjustments, offset by €(224) primarily for U.S.$. currency translation adjustments, €(52) impairment relating to Other Operations (see also Note 4) and dispositions of €(19). Acquisitions and purchase accounting adjustments related primarily to Med’s acquisition of the diagnostics division of Bayer (see Note 2 for further information) and a PG acquisition.

8. Other intangible assets

	March 31,	September 30,
	2007	2006
Software and other internally generated intangible assets	2,452	2,318
Less: accumulated amortization	(1,467)	(1,320)

Software and other internally generated intangible assets, net	985	998

Patents, licenses and similar rights	5,039	4,075
Less: accumulated amortization	(1,912)	(1,688)

Patents, licenses and similar rights, net	3,127	2,387

Other intangible assets	4,112	3,385

     Amortization expense reported in Income (loss) from continuing operations before income taxes amounted to €193 and €152, respectively, for the three months ended March 31, 2007 and 2006, and €340 and €283 for the six months ended March 31, 2007 and 2006, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

9. Pension plans and similar commitments

Principal pension benefits: Components of net periodic benefit cost

	Three months ended			Three months ended
	March 31, 2007			March 31, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	178	93	85	193	106	87
Interest cost	312	184	128	279	169	110
Expected return on plan assets	(382)	(240)	(142)	(359)	(238)	(121)
Amortization of past service cost (benefit)	(1)	—	(1)	(3)	(6)	3
Loss (gain) due to settlements and curtailments	(4)	—	(4)	2	—	2

Net periodic benefit cost	103	37	66	112	31	81

Germany	37			31
U.S.	33			41
U.K.	27			31
Other	6			9

	Six months ended			Six months ended
	March 31, 2007			March 31, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	356	187	169	383	212	171
Interest cost	624	367	257	560	338	222
Expected return on plan assets	(766)	(480)	(286)	(717)	(476)	(241)
Amortization of past service cost (benefit)	(2)	—	(2)	(10)	(12)	2
Loss due to settlements and curtailments	—	—	—	2	—	2

Net periodic benefit cost	212	74	138	218	62	156

Germany	74			62
U.S.	70			82
U.K.	53			61
Other	15			13

     Net periodic benefit cost in the tables above includes amounts related to discontinued operations. During the six months ended March 31, 2007 and 2006, net periodic benefit cost related to discontinued operations amounted to €36 and €30, respectively. Net periodic benefit cost related to discontinued operations during the three months ended March 31, 2007 and 2006 amounted to €18 and €15, respectively.

10. Shareholders’ equity

     Capital increases

     In the six months ended March 31, 2007, 1,290,000 shares from Authorized Capital 2006 were issued to employees with respect to our employee share purchase program (see also Treasury Stock below and Note 13 for additional information on the employee share purchase program). As a result, common stock increased by approximately €4. In addition, in the six months ended March 31, 2007, common stock increased by approximately €12 through the issuance of 3,839,359 shares from the conditional capital to service the stock option plans.

     Treasury Stock

     At the Annual Shareholders’ Meeting on January 25, 2007, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,675 common stock outstanding on the date of the Annual Shareholders’ Meeting until July 24, 2008.

     In the six months ended March 31, 2007, Siemens repurchased a total of 1,306,125 shares, including the 1,290,000 shares relating to the capital increase from Authorized Capital 2006, at an average price of €77.00 per share. During the six months ended March 31, 2007, a total of 1,305,353 shares of Treasury Stock were sold. Thereof, 1,293,102 shares were issued to employees under the compensatory employee share purchase program (see Note 13 for additional information) and 12,251 shares of Treasury Stock were settled primarily to former Siemens Nixdorf Informationssysteme AG stockholders.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Miscellaneous

     According to the resolution of the Annual Shareholders’ Meeting on January 25, 2007, Siemens AG management distributed €1,292 (€1.45 per share) of the fiscal 2006 earnings of Siemens AG as an ordinary dividend to its shareholders. The dividend was paid on January 26, 2007.

11. Commitments and contingencies

     Guarantees and other commitments

     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	March 31,	September 30,
	2007	2006
Guarantees:
Credit guarantees	535	666
Guarantees of third-party performance	905	1,125
Herkules obligations	4,200	—
Other guarantees	474	528

	6,114	2,319

     The Federal Republic of Germany has commissioned a consortium consisting of SBS and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI) will provide the services required by the terms of the contract. SBS is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item “HERKULES obligations” in the table above due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €4.2 billion and will be reduced by approximately €400 per year over the 10-year contract period. Yearly payments under these guarantees are limited to €400 plus, if applicable, a maximum of €90 in unused guarantees carried forward from the prior year.

12. Legal proceedings

     As previously reported, Munich public prosecutors are conducting an investigation of certain current and former employees of the Company on suspicion of embezzlement, bribery and tax evasion. Arrest warrants were issued for former and currently suspended employees of our Com business Group who were taken into custody, questioned and later released. In December 2006, the former Chief Executive Officer (CEO) of Com was arrested, questioned and released. Siemens’ former Chief Financial Officer (CFO) was interrogated as a suspect by the public prosecutor. Both of these individuals are former members of the Corporate Executive Committee of Siemens.

     On March 26, 2007, the Munich public prosecutors conducted further searches of the Company’s premises and of private residences in Munich and executed additional arrest warrants for a current and a former employee of Com. The individuals were later released and the current employee has since been suspended. The Munich public prosecutors’ investigation as well as related investigations in Liechtenstein, Switzerland, Italy, Greece and other countries are ongoing.

     The U.S. Department of Justice is conducting an investigation of possible criminal violations of U.S. law by Siemens in connection with these matters. During the second quarter of fiscal 2007, Siemens was advised that the U.S. Securities and Exchange Commission’s enforcement division had converted its informal inquiry into these matters into a formal investigation.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     With regard to the foregoing matters, the Company has engaged Debevoise & Plimpton LLP (Debevoise), an independent external law firm, to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the compliance and control systems of Siemens. Debevoise reports directly and exclusively to the Audit Committee of the Supervisory Board and is being assisted by forensic accountants from the international accounting firm Deloitte Touche. Debevoise’s investigation of allegations of corruption at Com is ongoing. The scope of the independent investigation also includes an investigation of potential anti-corruption violations at the Company’s other Groups which is in the process of being launched.

     On February 2, 2007, an alleged holder of American Depositary Shares of the Company filed a derivative lawsuit with the Supreme Court of the State of New York against certain current and former members of the Company’s Managing and Supervisory Boards as well as against the Company as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The suit is currently stayed.

     In addition to the independent investigation being conducted by Debevoise, the Company has also continued to conduct its own analysis of issues raised by allegations of violations of anti-corruption legislation.

     The current status of the Company’s analysis is summarized below:

•	Within Com a number of Business Consultant Agreements (BCAs) have been identified. We have identified a multitude of payments made in connection with these contracts for which we have not yet been able either to establish a valid business purpose or to clearly identify the recipient. These payments raise concerns in particular under the Foreign Corrupt Practices Act (FCPA) in the United States, anti-corruption legislation in Germany and similar legislation in other countries.

•	The payments identified were recorded as deductible business expenses in prior periods in determining income tax provisions. As previously reported, our investigation determined that certain of these payments were nondeductible under German tax regulations, and accordingly, we have recorded additional income tax charges in our financial statements for fiscal 2006 to reflect the correct tax treatment of these expenses. See Note 36 to the IFRS Consolidated Financial Statements as of September 30, 2006 for a further discussion. The Company has already reported this issue to the German tax authorities.

•	During the first half of fiscal 2007, the Company has continued to analyze payments under these and additional BCAs at Com. An analysis of BCAs and related payments at the other Groups will begin. As a result, the Company expects a significant increase in the total amount of BCA payments under review.

•	During the second quarter of fiscal 2007, the Company commenced an analysis of cash and check payments at Com which may relate to BCAs, and which may also raise concerns under the FCPA and anti-corruption legislation in Germany and other countries. The Company will be analyzing the deductibility for tax purposes of these payments. The Company is also in the process of making internal inquiries regarding similar cash payments at other Groups.

     Due to the ongoing status of the Company’s own analyses described above and the investigations, including the extension of the independent investigation to the other Groups, there remain substantial uncertainties. Accordingly, the Company has not recorded, as of March 31, 2007, any change in tax assets and liabilities with respect to the BCAs and other payments under review. Depending on the future results of the analyses and investigations, there is a risk that the Company will have to make changes in tax assets and liabilities in future periods, including by recording additional tax charges in respect of prior periods beyond those reflected in our financial statements for fiscal 2006. Such changes, as well as the further results from the ongoing investigations, could be material.

     Siemens currently cannot exclude the possibility that criminal or civil sanctions may be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the FCPA. The Company’s operating activities may also be negatively affected, particularly due to imposed penalties, compensatory damages or the exclusion from public procurement contracts. To date, no charges or provisions for any such penalties or damages have been accrued as management does not yet have enough information to reasonably estimate such amounts. Furthermore, changes affecting the Company’s course of business or its compliance programs may turn out to be necessary.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     On February 14, 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of breach of fiduciary duties (Untreue) against Siemens, tax evasion and a violation of the German Works Council Constitution Act. The investigation relates to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger). The prosecutors are investigating payments made during the period 2001 to 2006 for which Siemens may not have received appropriate services in return. The former head of AUB was arrested in February 2007. On March 27, 2007, a second search was conducted at the Company’s premises in Munich and an arrest warrant was issued for a member of the Company’s Corporate Executive Committee, in connection with this investigation, who was taken into custody. In addition to the member of the Corporate Executive Committee, other current and former members of the Company’s senior management were named as suspects in this matter. On April 4, 2007, the member of the Corporate Executive Committee posted bail in the amount of €5.0 and was released from custody. In this connection, a bank issued a bond (Bankbürgschaft) in the amount of €5.0, €4.5 of which was guaranteed by the Company pursuant to provisions of German law. The member of the Corporate Executive Committee has provided the Company a personal undertaking to cooperate with and fully support the independent investigation conducted by Debevoise and to repay all costs incurred and payments made by the Company in connection with the bank guarantee in the event he is found to have violated his obligations to the Company in connection with the facts under investigation by the Nuremberg prosecutors. The investigation into the allegations involving the Company’s relationship with the former head of AUB and AUB has also been included within the scope of the investigation being conducted by Debevoise. On April 2, 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act (Betriebsverfassungsgesetz) by providing undue preferential support to AUB in connection with elections of the members of the Company’s works councils.

     As previously reported, Italian and German prosecutors have been investigating allegations that former Siemens employees provided improper benefits to former employees of Enel in connection with Enel contracts. In Italy, legal proceedings against two former employees ended when the patteggiamento by the charged employees and Siemens AG (plea bargaining procedure without the admission of guilt or responsibility) entered into force on November 11, 2006. In Germany, prosecutors brought charges against two other former employees in March 2006. The prosecutors have asked the court to confiscate the benefit Siemens obtained through the performance of the Enel contracts, without specifying the exact amount. The Regional Court of Darmstadt has opened proceedings on March 13, 2007. A decision is expected in May 2007.

     In April 2007, Siemens and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007 to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. As previously reported, the fine imposed on Siemens amounted to €396.6 . The fine imposed on VA Tech, which Siemens has acquired in July 2005, amounted to €22.1 . Furthermore VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5 .

     As previously reported, in December 12, 2006, the Japanese Fair Trade Commission (FTC) searched the offices of over ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible anti-trust violations. Siemens Asahi Medical Technologies is cooperating with the FTC in the on-going investigation.

     On February 8, 2007, Siemens Medical Solutions USA, Inc. (SMS) announced that it had reached an agreement with the U.S. Attorney’s Office for the Northern District of Illinois to settle allegations made in an indictment filed in January 2006. The agreement resolves all allegations made against SMS in the Indictment. Under the agreement, SMS will plead guilty to a single federal criminal charge of obstruction of justice in connection with civil litigation that followed a competitive bid to provide radiology equipment to Cook County Hospital in 2000. In addition, SMS agreed to pay a fine of U.S.$1 and restitution of approximately U.S.$1.5. Sentencing is scheduled for May 23, 2007.

     In February 2007, the European Commission launched an investigation into possible anti-trust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. We are cooperating with the ongoing investigation of the European Commission. The European Commission has not announced a schedule for the completion of the investigation.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     In February 2007, the Norwegian Competition Authority launched an investigation into possible anti-trust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. We are cooperating with the ongoing investigation of the Authority. The Norwegian Competition Authority has not yet announced a schedule for the completion of the investigation.

     On February 8, 2007, the French Competition Authority (Direction Generale de la Concurrence) searched the offices of at least three producers of suburban trains, including Siemens Transportation Systems S.A.S. in Paris, in connection with an investigation into possible anti-trust violations. Siemens Transportation Systems S.A.S. is cooperating with the French Competition Authority in the ongoing investigation.

     In April 2007, the Polish Competition Authority launched an investigation against Siemens Poland regarding possible anti-trust violations in the market for the maintenance of diagnostic medical equipment. We are cooperating with the ongoing investigation of the Authority.

     We requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. We claim that Argentina unlawfully terminated our contract for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). We are seeking damages for expropriation and violation of the BIT of approximately U.S.$500. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it has jurisdiction over Siemens’ claims and that Siemens is entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. An unanimous decision on the merits was rendered on February 6, 2007, awarding Siemens compensation in the amount of U.S.$217.8 on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina shall indemnify Siemens against any claims of subcontractors in relation to the Project (amounting to approximately U.S.$44) and, furthermore, that Argentina shall pay to Siemens the full amount of the contract performance bond (U.S.$20) in the event this bond would not have been returned within the time period set by the tribunal (which period elapsed without delivery). Officials of the Argentine Government have publicly indicated that Argentina may request annulment of the award within 120 days after the date on which the award was rendered. Enforcement of the arbitral award may be stayed by the ICSID ad hoc Committee if Argentina so requests in an annulment application.

     Siemens and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of these matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected by the matters discussed in this paragraph.

13. Share-based payment

     Share-based payment plans at Siemens are designed as equity-settled plans as well as cash-settled plans. Total expense for share-based payment recognized in net income for continuing and discontinued operations in the three months ended March 31, 2007 and 2006 amounted to €11 and €12, respectively, and €36 and €48 for the six months ended March 31, 2007 and 2006, respectively. This refers primarily to equity-settled awards, including the Company’s employee share purchase program.

     For a description of the Siemens share-based payment plans, see IFRS Consolidated Financial Statements as of September 30, 2006.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Stock Option Plans

     The Supervisory as well as the Managing Board decided not to grant any stock options in fiscal 2007. Since the authority to distribute options under the 2001 Siemens Stock Option Plan expired on December 13, 2006, no further options will be granted under this plan.

     Details on option activity and weighted average exercise prices for the six months ended March 31, 2007 are as follows:

	Six months ended March 31, 2007
			Weighted
			Average
		Weighted	Remaining	Aggregate
		Average	Contractual	intrinsic value
	Options	Exercise Price	Term (years)	(in millions of €)
Outstanding, beginning of the period	26,729,148	€74.67
Options exercised	(3,839,359)	€63.33
Options forfeited	(6,526,296)	€86.17

Outstanding, end of period	16,363,493	€72.74	1.9	136
Exercisable, end of period	13,469,088	€72.35	1.5	120

     Stock awards

     In the six months ended March 31, 2007, the Company granted 1,232,893 stock awards to 5,162 employees and members of the Managing Board, of which 37,302 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value for the six months ended March 31, 2007 are as follows:

		Weighted Average Grant-
	Awards	Date Fair Value
Nonvested, beginning of the period	2,154,871	€56.44
Granted	1,232,893	€67.70
Vested	—	€—
Forfeited	(59,635)	€58.65
Nonvested, end of period	3,328,129	€60.57
Exercisable, end of period	—	€—

     Fair value was determined as the market price of Siemens shares less the present value of expected dividends. Total fair value of stock awards granted in the six months ended March 31, 2007 and 2006, amounted to €83 and €62, respectively.

     As of March 31, 2007, unrecognized compensation costs related to stock awards amount to €132, which is expected to be recognized over a weighted average vesting period of 3.0 years.

     Employee share purchase plan

     Under a compensatory employee share purchase program, employees may purchase a limited number of shares in the Company at preferential prices once a year. Up to a stipulated date in the first quarter of the fiscal year, employees may order the shares, which are usually issued in the second quarter of the fiscal year. The employee share purchase program is measured at fair value. During the six months ended March 31, 2007 and 2006, the Company incurred compensation expense before tax of €27 and €38, based on a preferential employee share price of €51.20 and €46.12, respectively, and a grant-date fair value of €20.79 and €21.19, respectively, per share.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

14. Earnings per share

	Three months ended		Six months ended
	March 31,		March 31,
(shares in thousands)	2007	2006	2007	2006
Income from continuing operations	1,396	897	2,110	1,504
Less: Portion attributable to minority interest	(52)	(49)	(96)	(83)

Income from continuing operations attributable to shareholders of Siemens AG	1,344	848	2,014	1,421
Plus: Effect of assumed conversion, net of tax	14	—	28	—

Income from continuing operations attributable to shareholders of Siemens AG plus effect of assumed conversion	1,358	848	2,042	1,421

Weighted average shares outstanding—basic	893,928	890,529	892,619	890,615
Effect of dilutive convertible debt securities and share-based payment	48,198	3,148	47,538	2,424

Weighted average shares outstanding—diluted	942,127	893,677	940,157	893,039
Basic earnings per share (from continuing operations)	1.50	0.95	2.26	1.60
Diluted earnings per share (from continuing operations)	1.44	0.95	2.17	1.59

15. Segment information

     During fiscal 2007, the Company has thirteen reportable segments referred to as Groups reported among the components used in Siemens’ financial statement presentation as described in Note 1. The Groups are organized based on the nature of products and services provided.

     Due to the increased importance of the Company’s strategic investments accounted for under the equity method, in particular the creation of NSN (see Notes 2 and 16 for further information), Siemens has created a new reportable segment Strategic Equity Investments (SEI) beginning in fiscal 2007. SEI represents an operating segment, having its own management that reports the results of the segment to the Managing Board. During the six months ended March 31, 2007, SEI consisted of Fujitsu Siemens Computers (Holding) BV and BSH Bosch und Siemens Hausgeräte GmbH. These investments were included within Other Operations until September 30, 2006. Prior-year information was reclassified for comparability purposes.

     Within the Operations component, Siemens has ten Groups which involve manufacturing, industrial and commercial goods, solutions and services in areas related to Siemens’ origins in the electrical business. Also included in Operations is SEI, as well as operating activities not associated with a Group, the latter of which are reported under Other Operations. Reconciling items are discussed in Reconciliation to financial statements below.

     As discussed in Note 2, the primary business components of the former operating segment Com, carrier networks, enterprise networks and MD, were either held for disposal or already disposed of as of March 31, 2007. Beginning October 1, 2006, A&D assumed responsibility for Com’s Wireless Modules business. Except for Wireless Modules and other businesses including the former division Siemens Home and Office Communication Devices that was reclassified from Com to Other Operations in the third quarter of fiscal 2006, the historical results of Com are presented as discontinued operations. Current and prior-year segment disclosures exclude the applicable information included in the Company’s financial statement presentation.

     The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate, as well as certain reclassifications and the activities of the Company’s Corporate Treasury.

     The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

     New orders are determined principally as the estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Operations

     The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs, and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below). Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Group profit represents a performance measure focused on operational success excluding the effects of capital market financing issues.

     Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.

     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts related to the service cost of pension plans, while all other pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items, pensions and eliminations.

     Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.

     The Managing Board utilizes net capital employed to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intragroup financing receivables and intragroup investments and tax related assets, as the corresponding positions are excluded from Group profit (asset-based adjustments). The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions (liability-based adjustments) to derive net capital employed. The reconciliation of total assets to net capital employed is presented below.

     Other Operations primarily refers to operating activities not associated with a Group, as well as to assets recently acquired as part of acquisitions for which the allocation to the Groups are not yet finalized but excluding the investment in Infineon, which was included in Corporate items prior to its sale in April 2006 (see IFRS Consolidated Financial Statements as of September 30, 2006 for further information). The Dematic business was included in Other Operations before a significant portion of it was sold (see IFRS Consolidated Financial Statements as of September 30, 2006 for further information).

     Reconciliation to financial statements

     Reconciliation to financial statements includes items which are excluded from the definition of Group profit as well as costs of corporate headquarters.

     Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities, as well as corporate projects and non-operating investments. Pensions includes the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represents the consolidation of transactions within the Operations component.

     In the six months ended March 31, 2007, Corporate items, pensions and eliminations in the column Group profit includes €(856) related to corporate items, as well as €9 and €(5) related to pensions and eliminations, respectively. Included in €(856) is the €(423) impact related to a fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004 (see Notes 4 and 12). In the six months ended March 31, 2006, Corporate items, pensions and eliminations in the column Group profit includes €(41) related to corporate items, as well as €38 and €(16) related to pensions and eliminations, respectively.

     Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     The following table reconciles total assets of the Operations component to net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	March 31,	September 30,
	2007	2006
Total assets of Operations	85,948	80,222
Asset-based adjustments:
Intragroup financing receivables and investments	(13,374)	(16,028)
Tax-related assets	(3,405)	(3,989)
Liability-based adjustments:
Pension plans and similar commitments	(3,839)	(5,081)
Liabilities and provisions	(38,507)	(37,133)
Assets classified as held for disposal and associated liabilities	(3,982)	(1,993)

Total adjustments (line item Other assets related and miscellaneous reconciling items within the Segment Information table)	(63,107)	(64,224)

Net capital employed of Corporate items, pensions and eliminations	4,705	6,584

Net capital employed of Operations Groups	27,546	22,582

     The following table reconciles Net cash from operating and investing activities, Capital spending and Amortization, depreciation and impairments of the Operations component as disclosed in Segment Information to Siemens Consolidated Statements of Cash Flow:

	Net cash from operating				Amortization, depreciation
	and investing activities		Capital spending		and impairments
	Six months ended		Six months ended		Six months ended
	March 31,		March 31,		March 31,
	2007	2006	2007	2006	2007	2006
Total Operations - continuing	(3,323)	(551)	5,895	2,014	1,249	1,118
Total Operations - discontinued	(1,716)	(223)	178	192	166	185

Total Operations	(5,039)	(774)	6,073	2,206	1,415	1,303
Total Financing and Real Estate	1,229	300	287	346	205	205
Eliminations, reclassifications and Corporate Treasury - continuing	33	65	—	—	—	—
Eliminations, reclassifications and Corporate Treasury - discontinued	—	(8)	—	—	—	—

Total Eliminations, reclassifications and Corporate Treasury	33	57	—	—	—	—

Siemens Consolidated Statements of Cash Flow	(3,777)	(417)	6,360	2,552	1,620	1,508

     Beginning in the third quarter of fiscal 2007, Segment Information will disclose Free Cash Flow and Additions to property, plant and equipment and intangibles. These will replace Net cash from operating and investing activities and Capital spending, which are currently being reported. At the same time, Amortization and depreciation presented in Segment information will only include depreciation of property, plant and equipment and amortization of intangible assets.

Financing and Real Estate

     The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest income and expense is an important source of revenue and expense for Financing and Real Estate.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Eliminations, reclassifications and Corporate Treasury

     Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.

16. Subsequent event

     At the beginning of April 2007, Siemens and Nokia closed the transaction to contribute the carrier-related operations of Siemens and the Networks Business Group of Nokia into NSN (see also Note 2 for further information).

Quarterly summary

(in € unless otherwise indicated)

	Fiscal year 2007		Fiscal year 2006
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (in millions of €)	20,626	19,068	20,764	18,689	18,824	17,976
Income from continuing operations	1,396	714	262	1,341	897	607
Net income (in millions of €)	1,259	788	129	1,344	923	939
Net cash from operating and investing activities (in millions of €) (1)	(901)	(1,160)	(813)	1,972	538	(724)

Key capital market data
Basic earnings per share(1)	1.50	0.75	0.23	1.45	0.95	0.64
Diluted earnings per share(1)	1.34	0.73	0.23	1.11	0.95	0.64

Siemens stock price (2)
High	85.50	76.27	68.80	79.77	79.25	73.78
Low	75.32	66.91	61.90	61.37	70.00	60.08
Period-end	80.02	75.14	68.80	68.03	77.04	72.40
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX® index	3.55	-0.65	– 4.52	– 6.90	– 2.08	5.61
Compared to Dow Jones STOXX® index	5.43	1.91	– 5.79	– 8.78	– 0.15	8.28

Number of shares issued (in millions)	896	892	891	891	891	891

Market capitalization (in millions of €)(3)	71,715	66,997	61,307	60,620	68,649	64,435

Credit rating of long-term debt
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

(1)	Continuing operations.

(2)	XETRA closing prices, Frankfurt.

(3)	Based on shares outstanding.

Supervisory Board and Managing Board changes

Supervisory Board changes

     Effective as of the conclusion of the Annual Shareholders’ Meeting on January 25, 2007, Mr. Wolfgang Müller left the Supervisory Board. In his place, Mr. Dieter Scheitor was appointed by court resolution as new member of the Supervisory Board.

     The substitute member of the Supervisory Board, Bettina Haller, succeeded Georg Nassauer as member of the Supervisory Board of Siemens AG.

     Prof. Dr. Heinrich v. Pierer, former Chairman of the Supervisory Board of Siemens AG, vacated his position at the beginning of the Supervisory Board meeting on April 25, 2007. In his place, Dr. Gerhard Cromme was elected as Chairman for the remainder of the current period of office, which expires at the Annual Shareholders’ Meeting of Siemens AG on January 24, 2008. Prof. Dr. Michael Mirow, elected substitute member of the Board, took Prof. Dr. v. Pierer’s place.

Managing Board changes

     Dr. Klaus Kleinfeld, President and CEO of Siemens, announced on April 25, 2007 that he is not available for a renewal of his contract, which expires on September 30, 2007.

Siemens financial calendar*

Third-quarter financial report	July 26, 2007
Preliminary figures for fiscal year/Press conference	Nov. 8, 2007
Analyst conference	Nov. 9, 2007
Annual Shareholders’ Meeting for fiscal 2007	Jan. 24, 2008

* Provisional. Updates will be posted at: www.siemens.com/financial_calendar

Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-32825 (Press Office)
+49 89 636-32830 (Investor Relations)

E-mail	press@siemens.com
investorrelations@siemens.com

Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet                www.siemens.com

Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.

© 2007 by Siemens AG, Berlin and Munich

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: May 4, 2007	/s/ Dr. Ralf P. Thomas Name: Dr. Ralf P. Thomas
Title: Corporate Vice President and Controller

/s/ Dr. Klaus Patzak Name: Dr. Klaus Patzak
Title: Corporate Vice President
Financial Reporting and Controlling